

LEAD

Notice of
ANNUAL MEETING of
Shareholders and
PROXY STATEMENT

BUILD

TRANSFORM


March 25, 2019

To our Fellow Shareholders:

On behalf of your Board of Directors, thank you for your continued investment in MGE Energy. I am proud to share that your community energy company continues to lead in financial performance, reliability and sustainability.

In 2018, the Company marked its 43rd consecutive year of dividend increases. Our regulated utility, Madison Gas and Electric (MGE), ranks number one in the country for electric reliability, based on an annual industry survey.

> ## We continue to pursue ambitious clean energy goals and to invest in new ways to improve the customer experience.



Jeff Keebler
Chairman,
President and CEO

We continue to pursue ambitious clean energy goals and to invest in new ways to improve the customer experience. Programs, such as Shared Solar and our Renewable Energy Rider, serve as models for locally generated, carbon-free energy.

Growing our investment in renewable energy is one of our strategies for achieving deep decarbonization. MGE is targeting carbon emissions reductions of at least 80% by 2050.

ANNUAL MEETING

▮ We invite you to attend our 2019 MGE Energy Annual Meeting on Tuesday, May 14, 2019, at the Madison Marriott West in Middleton, Wis. Please find meeting details on page 1 of this Proxy Statement.

▮ Regardless of whether you attend, please exercise your right as a shareholder and vote your shares promptly.

Since announcing its Energy 2030 framework for a more sustainable future, MGE has developed projects that will increase the Company's owned renewable capacity by more than 500 percent. Within the last year, we have made or committed to new and substantial investments in clean energy, including:

» Building our 66-megawatt (MW) Saratoga Wind Farm in Iowa to serve 47,000 households.

» Pursuing regulatory approval to own 100 MW of new solar capacity from two Wisconsin projects expected online in 2020.

» Announcing in October 2018 plans to partner with Dane County government to build up to 8 MW of solar next to the Dane County Regional Airport.

» Expanding our highly successful community solar program, Shared Solar, with a 5-MW solar array in our service territory.

» Purchasing a 16-MW share of the Forward Energy Center wind farm in Wisconsin.

Our aggressive pursuit of cost-effective clean energy, combined with efforts to advance the electrification of transportation and energy efficiency will help us meet, or even exceed, our goals by working with our customers. Your community energy company for the future is well positioned to meet its obligations while transitioning to a cleaner, smarter energy future as quickly as technology allows.

Your participation as a shareholder is important. Please exercise your right and vote your shares promptly. Thank you for your investment and your confidence in management.

Sincerely,

Jeff M. Keebler
Chairman, President and CEO

From our
Lead Independent Director



Regina Millner
Lead Independent Director

March 25, 2019

Dear Fellow Shareholders:

I am privileged to serve as the Lead Independent Director of the MGE Energy and MGE Boards of Directors.

On behalf of your Directors, I want to share with you that in 2018 we continued our commitment to providing strong oversight, leadership and governance, and ensuring that your interests are always well represented.

> In 2018, we continued our **commitment** to providing strong **oversight, leadership** and **governance**.

Our Board brings together a broad set of skills, perspectives and knowledge to work with Company management on corporate strategy, building shareholder and customer value, and overseeing and managing business risks. The Board has extensive and broad authority in meeting its responsibilities for Company oversight.

This past year, the Company continued to advance and implement the strategic direction set forth in its Energy 2030 and 2050 framework, and we are proud to share our significant progress with you in our Annual Report and proxy.

YOUR BOARD OF DIRECTORS

- A Lead Independent Director.
- Lead Director chairs Corporate Governance Committee and Executive Sessions.
- Seven out of ten directors are independent under Nasdaq rules.
- Two new directors joined the board in 2018.

Your Board continues to be active and engaged. Our full Board has 10 regular meetings a year. There also are additional committee meetings. As Lead Director, I chair the Corporate Governance Committee and Executive Sessions. We take advantage of internal and external resources to help educate us and to build our expertise on key topics. And we continue to strengthen our oversight on environmental, sustainability and governance matters.

In May of 2019, I will be retiring from the Boards and from my position as Lead Director. I am pleased to share with you that Director F. Curtis Hastings will be replacing me in that position. Mr. Hastings has served on the Board since 1999, and I can assure you that he, as well as the full Board, remain steadfast in our commitments to strong governance, oversight and representation.

We are committed to serving you and appreciate your trust in us and your investment in the Company. We invite you to read the proxy to understand in detail how we protect and advance your interests, and we look forward to continuing our work to ensure your Company's continued success.

Sincerely,

Regina M. Millner

Regina M. Millner
Lead Independent Director

Proxy SUMMARY

This summary highlights information contained in the Proxy Statement. It is only a summary. Please read the entire Proxy Statement and the 2018 Annual Report to Shareholders before voting.

VOTING MATTERS Board recommendations

✓	**FOR** Election of Directors (Each nominee)	p. 06
✓	**FOR** the Ratification of Independent Accounting Firm	p. 09
✓	**FOR** the Advisory Vote on Approval of Executive Compensation (Say-on-Pay)	p. 09

HOW TO VOTE

▌ proxyvote.com

▌ 1-800-690-6903

▌ Vote Processing
c/o Broadridge
51 Mercedes Way
Edgewood, NY 11717

▌ See pages 4-5 for directions on voting your Proxy and to see how your votes are counted.

FINANCIAL Performance

Annual total return provides a snapshot of your investment's performance. It is the combination of stock price and reinvested dividends. Throughout the last five years, MGE Energy's annualized total return was nearly 12%—outperforming the Russell 2000, S&P 500 and EEI Investor-Owned Electric Utilities. A $1,000 investment in MGE Energy, with dividends reinvested, would have grown to $1,756 during the five years ending Dec. 31, 2018.



Cumulative Total Return Comparison

MGEE $1756
EEI
S&P 500
Russell 2000



Dividend Growth

+23.4%

ENVIRONMENTAL Performance and Reporting

Our board has oversight of the Company's environmental and sustainability performance. Directors understand sustainability is integral to the Company's long-term success and share management's commitments in these areas.

Our Wisconsin-based board conducts an annual review of the Company's environmental and sustainability performance. Directors review performance on environmental and sustainability strategies as part of evaluating executive compensation. See pages 13-14 of this Proxy for more information.

Also visit **mgeenergy.com/environment** to read our Environmental and Sustainability Report and to access our EEI ESG/Sustainability Reporting Template, which covers our portfolio (generation and capacity), emissions, capital expenditures, and human and natural resources. These disclosures, combined with other disclosures by the Company, are consistent with the guidance and recommendations from the Task Force on Climate-related Financial Disclosures (TCFD).

SUSTAINABILITY HIGHLIGHTS

▌ MGE recognized as a Green Master for fifth consecutive year by Wisconsin Sustainable Business Council.

▌ MGE is the only utility in the state awarded the highest participating level in Green Tier, an environmental program through the WI DNR.

▌ MGE decreased regulated air emission rates between 60 and 96 percent since 2005.

▌ MGE participates in EEI's ESG/Sustainability Reporting Template.



NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
OF MGE ENERGY, INC.

March 25, 2019

Instructions on making a reservation are provided on page 3 of this proxy statement. **Regardless of whether you plan to attend, please take a moment to vote your proxy.** The meeting will be held as follows:

Date:	Tuesday, May 14, 2019
Time:	11:00 a.m., local time
Place:	Madison Marriott West 1313 John Q. Hammons Drive Middleton, Wisconsin (See map located at the end of this Proxy Statement)

Items of Business

- To elect three Class III directors named in this proxy statement to terms of office expiring at the 2022 Annual Meeting of Shareholders;
- To ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year 2019;
- Advisory vote to approve executive compensation; and
- To transact such other business as may properly come before the meeting.

Record Date

Shareholders of record at the close of business on March 8, 2019, are entitled to vote at the meeting.

Voting by Proxy

Your vote is important. You may vote:

- Using the Internet.
- By telephone.
- By returning the proxy card in the envelope provided.

The matters to be acted upon at the meeting are described in the accompanying proxy statement.

By Order of the Board of Directors

/s/ Jeffrey C. Newman
Jeffrey C. Newman
Executive Vice President, Chief Financial
Officer, Secretary and Treasurer

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to Be Held on May 14, 2019:
This proxy statement and our 2018 annual report to shareholders are available at www.mgeenergy.com/proxy.

TABLE OF CONTENTS

QUESTIONS AND ANSWERS

Q. *Why am I receiving this proxy statement?*

A. We are sending this document to you because our Board of Directors is seeking your proxy to vote your shares at our annual meeting. The notice of annual meeting, proxy statement, and accompanying proxy card are first being mailed on or about March 25, 2019, to shareholders of record at the close of business on March 8, 2019.

Q. *When and where will the annual meeting take place and what is its purpose?*

A. See the notice of annual meeting at the beginning of this proxy statement for that information. A map of the location of the annual meeting is located at the end of this proxy statement.

Q. *Do I need a reservation to attend the meeting?*

A. Yes. If you plan to attend the meeting, please make your reservation online at www.proxyvote.com/register and look for the "shareholder meeting registration" link. Or visit www.mgeenergy.com/RSVP to make your reservation.

You also may fill out the enclosed postage-paid reservation card and *return it separately* to MGE Energy, Inc. Shareholders also may contact us at 800-356-6423 to make a reservation.

Your name tag is your admittance ticket to the meeting. Name tags will be mailed to shareholders who make reservations before May 7, 2019. Name tags for late reservations will be available on the day of the meeting at the registration table.

MGE Energy has meeting conduct rules for attendees of the annual meeting. They are available at www.mgeenergy.com/RSVP.

Q. *Why did I receive more than one copy of this proxy statement?*

A. If you own our common stock under more than one account registration, such as individually and also jointly with your spouse, you may receive more than one copy of this document. If you hold shares directly with us and also hold shares with a broker, you may receive more than one copy of this document. Unless you prefer paper copies, please consider visiting Investor Center at www.Computershare/investor to receive future notification by email Shareholders who hold shares through a brokerage firm should contact their broker.

Q. *Why is it important to vote?*

A. Your broker is not permitted to vote on your behalf on the election of directors or on the advisory votes related to executive compensation matters or the shareholder proposals. Thus, your broker needs your instructions in order for your shares to be voted on these matters. For your vote to be counted, you now need to communicate your voting instructions to your broker, bank, or other financial institution before the date of the annual meeting. If you do not vote, your shares may not be represented at the annual meeting.

Q. *Where can I find information about executive compensation for 2018?*

A. See the information under "Executive Compensation" starting on page 22 of this proxy statement, including the "Executive Summary" summarizing our board's approach to executive compensation.

Q. *What is MGE Energy, Inc.?*

A. MGE Energy is an investor-owned public utility holding company formed in August 2002. Our headquarters are in Madison, Wisconsin, and we are the parent company of Madison Gas and Electric Company (MGE), our principal subsidiary. Our executive offices are located at 133 South Blair Street, Madison, Wisconsin 53788.

VOTING

Number of Votes Per Share

Each share of common stock issued and outstanding as of the record date for the meeting is entitled to one vote at the meeting, except as described below for shareholders who own more than a specified percentage of our common stock.

The record date for the meeting is March 8, 2019. Holders of record as of such date can vote in person at the meeting or by proxy. By giving us your proxy, you are authorizing the individuals named on the proxy card (the proxies) to vote your shares in the manner you indicate. On March 8, 2019, there were 34,668,370 shares of our common stock issued and outstanding.

Our Amended and Restated Articles of Incorporation contain a provision limiting the voting power of any shareholder who acquires more than 10 percent of our outstanding voting stock. Shares held in excess of 10 percent are entitled to $1/100^{th}$ vote per share. In addition, under the Wisconsin Business Corporation Law, the voting power of shares held by any person in excess of 20 percent of the voting power in the election of directors is limited to 10 percent of the full voting power of the excess shares.

How Street Name Holders May Vote

If you own shares through a broker, the registered holder of those shares is your broker or its nominee. If you receive our proxy materials from your broker, you should vote your shares by following the procedures specified by your broker. Your broker will tabulate the votes it received from its customers and submit a proxy card to us reflecting those votes. If you plan to vote your shares in person at the meeting, you should contact your broker to obtain a legal proxy.

Please note that, in the absence of any direction from you, your broker is not allowed to vote your shares in the election of directors or on the advisory votes relating to executive compensation and the shareholder proposals. Your vote is important to us, and so we hope you will make your choices known to your broker using the means they provide to you.

How Registered Holders May Vote

If you personally hold a certificate for your shares, have direct registration shares on our books, or have shares held by us in the Direct Stock Purchase and Dividend Reinvestment Plan, then you are the registered holder. Shares you have accumulated in the Direct Stock Purchase and Dividend Reinvestment Plan are held by the administrator under the nominee name of Dingo & Co. Those shares, including your certificate or direct registration shares, will be voted in accordance with the direction given by you on your proxy.

As a convenience to you, we are providing you with the option to vote by proxy via the Internet or toll-free touch-tone telephone. Refer to your proxy card or e-notice for more information and instructions. If you prefer, you may cast your vote by returning your signed and dated proxy card. Instructions regarding all three methods of voting are included on the proxy card. The signature on the proxy card should correspond exactly with the name of the shareholder as it appears on the proxy card. Where stock is registered in the name of two or more persons, each of them should sign the proxy card. If you sign a proxy card as an attorney, officer, personal representative, administrator, trustee, guardian, or in a similar capacity, please indicate your full title in that capacity.

In voting on:

- The election of directors in Proposal 1, you may vote **"FOR"** the election of all nominees or you may **"withhold"** your votes as to one or more or all of the nominees.
- The ratification of the selection of our independent registered public accounting firm in Proposal 2, you can specify whether you are **"FOR," "against,"** or **"abstain."**
- The advisory vote on executive compensation in Proposal 3, you can specify whether you are **"FOR," "against,"** or **"abstain."**

If you sign and return the proxy card or submit your electronic vote without specifying any instructions and without indicating expressly that you are not voting some or all of your shares on a particular proposal, your shares will be voted **"FOR"** the election as directors of the nominees on the proxy card, "**FOR"** ratification of the selection of PricewaterhouseCoopers LLP, and **"FOR"** approval of our executive compensation.

Holders Needed to Establish a Quorum

A quorum is necessary to hold a valid meeting of shareholders. If holders of a majority of the outstanding shares of common stock are present in person or by proxy for any proposal to be acted upon at the meeting, then a quorum will exist for all proposals. In order to assure the presence of a quorum, please vote via the Internet, telephone, or sign and return your proxy card promptly in the enclosed postage-paid envelope even if you plan to attend the meeting. Brokers are permitted to vote on the ratification of the selection of auditors, but not on any of the other matters to be considered at the annual meeting. Thus, broker votes as well as abstentions are counted for purposes of establishing a quorum for the meeting.

The Vote Necessary for Action to Be Taken

The three persons receiving the greatest number of votes at the meeting will be elected to serve as Class III directors. Under Section 2.07(b) of our Amended Bylaws, any incumbent nominee for director in an uncontested election who receives a greater number of votes "withheld" from his or her election than votes "for" such election is required to tender promptly an offer of his or her resignation following certification of the shareholder vote for that election. The board's Corporate Governance Committee will consider that resignation and recommend to our Board of Directors, based on all relevant factors, whether to accept the tendered resignation or to pursue another action. Our board will then act on that recommendation no later than 90 days following the certification of the shareholder vote. We will promptly publicly disclose the board's decision and, if applicable, the reasons for rejecting the resignation or pursuing another action. The full details of our director resignation policy are set forth in our Bylaws, which are available on our website at www.mgeenergy.com/governance and also found under the "Corporate Governance Committee" caption.

The votes "for" must exceed the votes cast "against" at the meeting in order to ratify the selection of auditors. Abstentions will not have any effect.

Although the advisory vote on Proposal 3 is nonbinding, as provided by law, our board will review the results of the votes and take them into account in making future determinations concerning executive compensation.

Revocation of Proxies

If you are a registered holder of our common stock, you may revoke your proxy by giving a written notice of revocation to our Corporate Secretary at any time before your proxy is voted, by executing a later-dated proxy card that is voted at the meeting, or by attending the meeting and voting your shares in person. If your shares are held by a broker, you must contact your broker to revoke your proxy. Attendance at the meeting will not automatically revoke any authorization you have given to your broker.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to Be Held on May 14, 2019

This proxy statement and our 2018 annual report to shareholders are available at www.mgeenergy.com/proxy. Shareholders can elect to receive email alerts when proxy and annual meeting materials are available on the Internet instead of receiving paper copies in the mail. If you are a registered holder of our common stock, you may sign up for email alerts by visiting Investor Center at www.Computershare\investor. If your shares are held by a broker, you must contact your broker to receive these materials via the Internet.

PROPOSAL 1 — ELECTION OF DIRECTORS

As described below, the Board of Directors consists of ten directors divided into three classes. One class is elected each year for a term of three years. It is proposed that the three nominees named below be elected to serve as Class III directors for a three-year term to expire at the 2022 annual meeting and upon the election and qualification of their successors. Your proxy may not be voted for a greater number of persons than the three nominees below.

All of our directors serve concurrently as directors of MGE. As discussed below under "Board of Directors Information," our Board of Directors has determined that all of our directors, other than Directors Keebler, Stolper, and Wolter, are independent as defined in the applicable Nasdaq Stock Market, Inc., listing standards.

Directors Bugher, Hastings, and Possin are currently Class III directors whose terms expire at the 2019 Annual Meeting of Shareholders and who have been recommended by our Corporate Governance Committee and nominated by our board for reelection.

Each of the nominees has indicated a willingness to serve if elected, and the board has no reason to believe that any nominee will be unavailable for that service. If any nominee should become unable to serve, it is presently intended that your proxy will be voted for a substitute nominee designated by the board. Under the Company's retirement guidelines for directors, employee directors may not continue to serve as a director unless requested to do so by the Board of Directors; and other directors are expected to retire no later than the date and time of the Annual Meeting of Shareholders following the date on which he or she attains the age of 75, unless requested to remain by the board.

Director Millner, who is a Class I director, has attained the age of 75 and will be retiring from the Board of Directors at the 2019 Annual Meeting of Shareholders.

The board believes the directors of MGE Energy collectively have backgrounds and skills important for MGE Energy's business. The following biographies summarize the experiences, qualifications, and skills that qualify our nominees and continuing directors to serve as directors of the Company.

Nominees for Election to the Board of Directors

The following paragraphs provide information regarding the background and qualifications of the nominees to our Board of Directors, all of whom are current directors.

Names (Ages) and Business Experience*	Director Since**

Class III – Term Expiring in 2019

F. Curtis Hastings (73), Madison, Wisconsin 1999
Director Hastings is the retired Chairman of J. H. Findorff & Son, Inc., a large commercial and industrial construction general contractor and design builder, with which he had been associated for more than 39 years. We believe Director Hastings' experience with the management and oversight of a large company brings an important perspective to our board in its oversight of our operations. His particular knowledge of the construction industry assists our board in its understanding and oversight of the various significant construction projects we have undertaken over the past several years with respect to power plant construction, wind and solar generation project construction, environmental control projects, and the general construction activities that constitute a recurring part of an electric and gas utility's operations. He is familiar with the management and control of large projects, cost control, and schedule management. Director Hastings is a director and Audit Committee chair of National Guardian Life Insurance Co., a position he has held since 1981.

James L. Possin (67), Madison, Wisconsin 2009
Director Possin is a tax consultant with James L. Possin CPA, LLC. In 1976, Director Possin started working at Grant Thornton LLP, a registered public accounting firm. From 1990 to 2007, he was a partner where he advised on tax- and financial-related matters. Director Possin is a certified public accountant and holds degrees in accounting and law from the University of Wisconsin-Madison. Director Possin also serves on the Audit, Finance, and Insurance Council of Oakwood Lutheran Homes Association, Inc. We believe Director Possin's background and current accounting and tax employment adds valuable accounting, tax, and financial reporting experience to our board. We believe his experience and familiarity with financial reporting principles and requirements will assist in our board's oversight of financial reporting and tax matters as well as the identification and management of financial risk exposures.

Mark D. Bugher (70), Bayfield, Wisconsin 2010

Director Bugher is the retired director of the University Research Park, University of Wisconsin-Madison, a position he held for 15 years. Prior to joining the Research Park, he served the State of Wisconsin as Secretary of Administration from 1996 to 1999 and as Secretary of Revenue from 1988 to 1996. Director Bugher serves on the board of First Business Financial Services, Inc., as a member of the corporate governance committee and chairs the compensation committee. Director Bugher chairs the board of Marshfield Clinic Health System, a $2 billion multispecialty health care system. He is a recognized leader in the Madison business community and brings an understanding of the business environment and economy within our service area. As a result of his governmental service, Director Bugher has insights into public policies, priorities, and objectives that assist our board in evaluating longer-range trends that may affect the community we serve and our business. His experience at the University Research Park will assist with fiscal and strategic matters as well as with the evaluation of technology trends and developments that may affect the generation and distribution of electricity and the distribution of gas.

THE BOARD RECOMMENDS A VOTE "FOR" ALL NOMINEES

Other Members of the Board of Directors

The following paragraphs provide information regarding the background and qualifications of the other members of our Board of Directors.

Class I – Term Expiring in 2020

Regina M. Millner (74), Madison, Wisconsin... 1996

Director Millner retired as President of RMM Enterprises, Inc., a consulting firm that specialized in complex real estate projects and where she provided various legal, consulting, and brokerage services for private clients and governmental agencies. She is an attorney and has worked as an analyst and broker in commercial real estate for more than 36 years. We believe Director Millner's analytical and financial skills that have been applied to commercial real estate, including the analysis of general market conditions, local and regional community and business trends, market risks and opportunities, and financial returns, are valuable to the board in its consideration of general economic conditions in our service area and the consideration and evaluation of risks and opportunities in our business. Director Millner has served on our board for 21 years and has significant experience with our Company and its operations. She serves as our Lead Independent Director, as described under "Board of Directors Information - Board Leadership Structure." Director Millner holds the following directorships: University of Wisconsin Research Park, Board of Authority at University of Wisconsin Hospitals and Clinics, Board of Regents for University of Wisconsin System Administration, and Chazen Art Museum. Director Millner will be retiring at the annual meeting in 2019 in accordance with our board retirement policy.

Londa J. Dewey (58), Madison, Wisconsin... 2008

Director Dewey is President of QTI Management Services, Inc., d/b/a The QTI Group, a human resources and staffing company, which she has held since 2007. Prior thereto, she was President of the Private Client Group and Market President at U.S. Bank where she was an employee from 1982 to 2007 and an Officer from 1985 to 2007. We believe Director Dewey's experience with financial analysis, investment management and risk assessment, and management in the banking industry provides our board with valuable input on the identification, evaluation, and assessment of financial and general business risks; the evaluation of strategies to address those risks; and the implementation of our business strategy. We also believe Director Dewey's experience with human resource matters and knowledge of the local labor market are valuable resources in assessing our Company's employment policies and practices. Director Dewey holds the following directorships: American Family Insurance; past chair of the board, Meriter Health Services, Inc., and Meriter Hospital; past chair and board member, Edgewood College; past director, University of Wisconsin Family Business Advisory Board; past chair of the board, United Way of Dane County Board and Foundation Board; and director, Wealth Management Company, Northwestern Mutual Life Insurance.

Thomas R. Stolper (70), Madison, Wisconsin 2008
Director Stolper has been a management consultant for Purple Cow Organics (manufacturer of premium compost) and Deibel Laboratories (food quality assurance) for the past six years and a former Executive Vice President and director of ProActive Solutions USA LLC, a manufacturer of cleaning and sanitizing products, for 14 years. He is a certified public accountant with over 40 years in public accounting. He was a partner in Clifton Gunderson LLP, certified public accountants and consultants, for 31 years. Director Stolper provided auditing, tax, and financial services and advice for a broad array of business entities. In addition, he was an elected member of the firm's national board for 12 years. Director Stolper has served on numerous community and civic boards for more than 30 years, including three terms as an elected public official. We believe Director Stolper's accounting, tax, and auditing education and experience, as well as his business experience, assist our board in the review of accounting and financial reporting matters and proposed strategic plans and initiatives. Director Stolper's entrepreneurial experience from co-founding TRAC Microbiology Inc. provides the board with unique innovative insights in developing our strategic plan. We also believe his business experience, combined with his public service commitment and experience, assist in the evaluation of our business risks and opportunities within our service area and the consideration of the needs of the community we serve.

James G. Berbee (55), Madison, Wisconsin 2018
Director Berbee has a Master of Science in mechanical engineering and a Master of Business Administration from the University of Wisconsin. He was Chairman and CEO of Berbee Information Networks Corporation, which provided information technology support for large businesses. After selling Berbee Information Networks Corporation, he attended medical school and graduated from Stanford University School of Medicine. Director Berbee currently is an emergency department physician. Director Berbee also is the chair of the Wisconsin Alumni Research Foundation and holds several patents. Director Berbee brings a wide range of skills and experience to the board, in particular with his accomplishments in the information technology sector. His knowledge of the information technology industry assists in our board's oversight and evaluation of technological change and innovation within our industry as well as cybersecurity and related risks.

Class II – Term Expiring in 2021

Marcia M. Anderson (61), Madison, Wisconsin 2018
Director Anderson has a Juris Doctor from Rutgers University School of Law and a Master of Strategic Studies from the U.S. Army War College. She is currently the clerk of court of the Bankruptcy Court for the Western District of Wisconsin. Director Anderson retired from the Army in May 2016 with a rank of Major General. In addition to her legal and military experience, she worked for General Public Utilities Corporation early in her career. Director Anderson's skills and industry experience are a valuable asset to our board in setting strategic vision and assessing future risks for our Company. Director Anderson currently serves on the board of directors for the Green Bay Packers.

Jeffrey M. Keebler (47), Middleton, Wisconsin 2017
Chairman of MGE Energy, Inc., and Madison Gas and Electric Company since October 1, 2018. President and Chief Executive Officer of MGE Energy, Inc., and Madison Gas and Electric Company since March 1, 2017. Prior thereto, he was Senior Vice President - Energy Supply and Planning of Madison Gas and Electric Company, a position he held since July 2015. Prior thereto, he was Assistant Vice President - Energy Supply and Customer Service, a position he held since January 2012. Director Keebler has been employed at Madison Gas and Electric Company since 1995. Director Keebler has a Master of Business Administration and has been involved in the public utility business for more than 20 years. His leadership experience and his knowledge of public utility operations bring an important perspective to our board. Director Keebler holds the following directorships: director of ATC Management Inc. and ATC Development Manager Inc., director of the University of Wisconsin Research Park, and United Way of Dane County.

Gary J. Wolter (64), Madison Wisconsin 2000
Past chairman of MGE Energy, Inc., and Madison Gas and Electric Company. Director Wolter was our Chairman, President and Chief Executive Officer until March 1, 2017. He had been an officer since 1989 and an employee since 1984. Director Wolter is an attorney and has been involved in the public utility business for more than 30 years. His experience with the Company, including its overall management and operations, is important as the Company transitions to new senior management. Director Wolter holds the following directorships: chair of the Board of Authority at University of Wisconsin Hospitals and Clinics and director of National Guardian Life Insurance Company.

*   *Names, ages, and business experience as of December 31, 2018.*
**   *Date when first became a director of MGE. Directors Anderson and Berbee became directors of MGE Energy, Inc., in 2018. Director Keebler became a director of MGE Energy, Inc., in 2017. Director Bugher became a director of MGE Energy, Inc., in 2010. Director Possin became a director of MGE Energy, Inc., in 2009. Directors Dewey and Stolper became directors of MGE Energy, Inc., in 2008. The other persons became directors of MGE Energy, Inc., when it became the holding company of MGE in August 2002.*

PROPOSAL 2 — RATIFICATION OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee approves each engagement of the independent registered public accounting firm to render any audit or non-audit services before the firm is engaged to render those services. The Chairman of the Audit Committee or other designated Audit Committee member may represent the entire Audit Committee for purposes of this approval. Any services approved by the Chairman or other designated Audit Committee member are reported to the full Audit Committee at the next scheduled Audit Committee meeting after such approval has been given. No exceptions to this approval process are allowed under the Audit Committee Charter; and thus, none of the services described in the following table were approved pursuant to Rule 2-01(c)(7)(i)(C) of Regulation S-X, which otherwise would allow de minimus amounts of services to be provided without specific approval.

The following table presents fees for professional services rendered by PricewaterhouseCoopers LLP for the years ended December 31, 2018 and 2017. (Fees include amounts related to the year indicated, which may differ from amounts billed.)

Independent Registered Public Accounting Firm Fees Disclosure	2018 Fees	2017 Fees
Audit Fees (a)	$941,402	$900,100
Audit-Related Fees (b)	$371,838	$75,000
Tax Fees (c)	$75,000	$64,660
All Other Fees (d)	$332,538	$304,028

(a) Professional services rendered for the audits of the financial statements, review of the interim financial statements, opinion on the effectiveness of our internal control over financial reporting for MGE Energy, and services that generally only the independent auditor can reasonably provide, such as comfort letters, statutory audits, consents, and assistance with and review of documents filed with the SEC.

(b) Audit-Related Fees for 2018 include professional services rendered in connection with Enterprise Forward project implementation reviews that included review of Security and Internal Controls and utility commission-mandated obligations. Enterprise Forward is a strategic project aimed at transforming MGE into a digital-integrated utility and includes replacement of enterprise resource planning platform and customer information system applications. Audit-Related Fees for 2017 include professional services rendered in connection with utility commission-mandated obligations.

(c) Tax Fees include review of federal and state income tax returns and tax planning.

(d) Other Fees for 2018 and 2017 include Enterprise Forward strategic advisory services.

THE AUDIT COMMITTEE AND THE BOARD RECOMMEND A VOTE "FOR" THE RATIFICATION OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2019.

PROPOSAL 3 — ADVISORY VOTE ON EXECUTIVE COMPENSATION

We seek your advisory vote on the approval of the compensation paid to our named executive officers as described under "Executive Compensation - Compensation Discussion and Analysis" and the related compensation tables. Because your vote is advisory, it will not be binding on our board or the Company. However, our board will receive and review the voting results and take them into consideration when making future decisions regarding executive compensation.

We believe our executive compensation policies and practices are effective in tying a significant portion of pay to performance, while at the same time providing competitive compensation that attracts and retains talented personnel, and aligns the interests of our executive officers with those of our shareholders.

As described under "Executive Compensation - Compensation Discussion and Analysis," which can be found on page 22 of this proxy statement, we believe our annual executive compensation is competitive with the market, and our Compensation Committee considers market data obtained from Willis Towers Watson, its independent compensation consultant, to help establish compensation levels. Our board believes it has been careful and prudent in its approach to executive compensation and has generally taken a conservative approach, taking into account the impact of such programs on our cost to customers and returns to our shareholders. Our program is based on cash compensation, consisting of salary and short-term and long-term incentive compensation. Our program does not include stock options, restricted stock, or stock awards. It does include a cash-based incentive intended to encourage attention to, and reward participants for, the performance of our stock over a long-term period. Our Compensation Committee monitors executive compensation programs and adopts changes to reflect the dynamic marketplace in which we compete for talent as well as general economic, regulatory, and legislative developments affecting executive compensation.

We will continue to emphasize compensation arrangements that align the financial interests of our executives with the interests of long-term shareholders.

You have the opportunity to vote "**For**," "**Against**," or "**Abstain**" from voting on the following resolution relating to executive compensation:

RESOLVED, that the shareholders of MGE Energy, Inc., approve the compensation of the Company's named executive officers as disclosed pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, the compensation tables, and related material disclosed in the proxy statement for the 2019 Annual Meeting of Shareholders.

THE BOARD RECOMMENDS A VOTE "FOR" ON THE ADVISORY VOTE ON EXECUTIVE COMPENSATION.

TRANSACTION OF OTHER BUSINESS

Our Board of Directors does not intend to present any business for action by our shareholders at the meeting except the matters referred to in this document. If any other matters should be properly presented at the meeting, it is the intention of the persons named in the accompanying form of proxy to vote thereon in accordance with the recommendations of our Board of Directors.

Whether or not you expect to be present at the meeting, please complete, sign, date, and promptly return your proxy card in the enclosed postage-paid envelope, call the toll-free number, or go to the website.

BENEFICIAL OWNERSHIP

Beneficial Ownership of Common Stock

The following table lists the beneficial ownership of our common stock as of December 31, 2018 (except as otherwise noted), of each director and nominee, the individuals named in the Summary Compensation Table and the directors and executive officers as a group, and each shareholder known to us to be the beneficial owner of more than 5 percent of our outstanding common stock. Except as noted, the indicated owner has sole voting power and sole investment power with respect to the shares shown.

Name	Number of Shares Beneficially Owned	Percent of Outstanding Common Stock
Marcia M. Anderson	178	*
James G. Berbee	1,020	*
Mark D. Bugher	1,380 (1)	*
Londa J. Dewey	4,500	*
Craig A. Fenrick	4,027 (2)(3)	*
F. Curtis Hastings	6,489	*
Lynn K. Hobbie	7,693 (2)(3)	*
Jeffrey M. Keebler	1,737 (2)	*
Regina M. Millner	2,910	*
Jeffrey C. Newman	8,042 (2)(3)	*
James L. Possin	2,522	*
Cari Anne Renlund	26 (2)	*
Thomas R. Stolper	5,100	*
Gary J. Wolter	19,959 (2)(3)	*
All directors and executive officers as a group (14 persons)	65,583	*
The Vanguard Group, Inc.	3,543,231 (4)	10.2%
BlackRock, Inc.	2,508,977 (5)	7.2%

* *Less than 1 percent.*

(1) Includes 450 shares of our common stock held by Director Bugher's wife in her employer's 401(k) plan, with respect to which Director Bugher shares voting and investment power.
(2) C. Fenrick, L. Hobbie, J. Keebler, J. Newman, C. A. Renlund, and G. Wolter are directors of Madison Gas and Electric Foundation, Inc., and, as such, have shared voting and investment power in an additional 18,000 shares of our common stock held by the Foundation. Those shares are not shown in the numbers in the table. The Foundation was formed by, and receives contributions primarily from, MGE, which contributions are used for charitable purposes.

(3) Includes common stock held by executive officers and retired executive officers in the MGE 401(k) defined contribution plan with respect to which those persons have sole voting and investment power: C. Fenrick, 974 shares; L. Hobbie, 119 shares; J. Newman, 161 shares; G. Wolter, 288 shares.

(4) Information contained on Schedule 13G filed with the SEC for the year ended December 31, 2018, by The Vanguard Group, Inc., 100 Vanguard Boulevard, Malvern, Pennsylvania 19355. The Schedule 13G reported 3,543,231 shares of common stock as being beneficially owned as of December 31, 2018.

(5) Information contained on Schedule 13G filed with the SEC for the year ended December 31, 2018, by BlackRock, Inc., 55 East 52nd Street, New York, New York 10055. The Schedule 13G reported 2,508,977 shares of common stock as being beneficially owned as of December 31, 2018.

Our board believes directors and executive officers should be shareholders and have a financial stake in the Company. On January 19, 2018, MGE Energy's Board of Directors adopted guidelines for its directors and officers intended to increase their alignment with shareholders concerning the long-term performance of our common stock. The guidelines measure that alignment through a combination of minimum stock ownership and long-term compensation awards that are directly tied to the performance of our stock. The guidelines expand upon the prior "Share Ownership Requirements" in MGE Energy's Corporate Governance Guidelines.

The guidelines vary by position. For officers, they are equal to a multiple, ranging from one to three, of base salary. For directors, they are equal to three times the annual cash retainer (excluding retainers for lead director service and board committee chair service). The guidelines provide for a transition period of five years for officers and three years for directors to meet the guidelines.

An officer or director can meet the guidelines through a combination of (i) shares of common stock and (ii) units awarded under the MGE Energy 2006 Performance Unit Plan and dividend equivalents in respect of those units, in the case of officers, or units awarded under the MGE Energy 2013 Director Incentive Plan and dividend equivalents in respect of those units, in the case of directors. Units awarded under the 2006 Performance Unit Plan or the 2013 Director Incentive Plan represent the right to receive a cash payment that is directly dependent on the performance of MGE Energy's common stock over a defined period of time and, therefore, ties a portion of the award holder's compensation to that performance. The previous requirement to purchase a minimum $25,000 of MGE Energy common stock has been incorporated into the enhanced guidelines and those shares can be used to meet the new guidelines. We do not have any stock option or stock award plans in which we issue shares of our common stock. Shares owned by our directors and officers have not been acquired or received as a result of stock option exercises, stock awards, or awards of restricted stock.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers, and persons who own more than 10 percent of our common stock to file reports of ownership and changes in ownership with the SEC. Those persons are also required to furnish us with copies of those reports. Based solely on our review of the copies of the reports received by us and written representations from certain reporting persons, we note that all of our directors and executive officers filed all required reports during or with respect to the year ended December 31, 2018, on a timely basis.

BOARD OF DIRECTORS INFORMATION

Overview

Our board takes seriously its responsibility and accountability to shareholders and their interests and appreciates the trust and confidence that shareholders have placed in corporate leadership to oversee the Company and manage investors' capital wisely. Each director is committed to the highest ethical standards, accountability, and open dialogue with one another and with management. The board believes that a range of skills and perspectives among directors helps provide effective oversight.

The board is elected to oversee management's performance, although management is responsible for managing the day-to-day operations of the Company. The board reviews the Company's long-term strategic plan, business initiatives, major capital projects, and budget matters.

Also included in the areas over which our board provides oversight are the Company's:

- Environmental and sustainability performance.
- Enterprise-wide risk assessment.
- Strategic projects and investments.
- Trends in new technologies and industry changes.

Board members bring a breadth of experience and diversity to their service as directors, which helps them in their oversight of the Company. In addition, directors are kept informed and educated through numerous presentations by officers of the Company and various subject matter experts, industry and director training opportunities, and reports provided to them by senior management on a regular basis. Topics include: business and investment strategy, environmental and sustainability topics, regulatory matters, customer services and expectations, financial and business operations, technology trends, new products and services, community engagement, and energy planning and reliability, among others.

Governance

Board Leadership and Structure

As a continuing part of the Company's leadership succession plan, G. Wolter stepped down as Chairman of the Boards of MGE Energy, Inc, and Madison Gas and Electric Company effective October 1, 2018, and our current President and CEO, J. Keebler, who is a member of both boards, became Chairman of the Boards of Directors of both companies. G. Wolter remains on the Boards of Directors of both companies.

Our Lead Independent Director has extensive authority and responsibility in ensuring the board meets its responsibilities for Company oversight. Director Millner, who is an independent member of our board as determined under the guidelines adopted by the Nasdaq Stock Market, Inc., serves as our Lead Independent Director. Director Millner has served as a board member since 1996 and has served as our Lead Independent Director since 2010. In May 2019, Director Millner will be retiring from the Boards of Directors and from the position as Lead Director. Director F. Curtis Hastings will serve as Lead Independent Director. Director Hastings has served on the board since 1999.

The board has structured the role of our Lead Independent Director to fulfill the important requirements of strong, independent leadership on the board. The Lead Independent Director is responsible for the following:

- Board Leadership: The Lead Independent Director is empowered to call meetings of the board or executive sessions. The Lead Independent Director also chairs executive sessions of the directors; provides input to the Chairman on the scope, quality, quantity, and timeliness of the information provided to the board; and serves as a nonexclusive conduit to the Chairman of views and concerns of our directors.
- Corporate Governance Committee Leadership: The Lead Independent Director chairs our Corporate Governance Committee, which evaluates on an ongoing basis the composition and structure of our board and assists in board recruitment, refreshment, and succession planning.

As the individual with primary responsibility for managing the Company's day-to-day operations, our CEO is best positioned to chair regular board meetings as we discuss key business and strategic issues. This structure provides independent oversight while avoiding unnecessary confusion regarding the board's responsibilities and day-to-day management of business operations. Given the complexity of the industry, its operations, and regulatory environment, the board believes having an experienced industry executive as our Chairman, combined with a strong Lead Independent Director, is the appropriate structure for the Company.

How Our Board Operates

Our board is very active and engaged. Each year, there are ten regularly scheduled meetings of the board, in addition to committee meetings. The board believes these meetings help directors stay abreast of industry and Company developments. In 2018, every director attended all of the meetings of the board.

Board meetings are held at the Company's corporate headquarters in Madison, Wisconsin. They are structured to provide for regular presentations by, and active dialogue with, MGE management. Subject matter experts from across the Company regularly present to the board on issues of strategic importance. These regular interactions provide useful information and insight relative to critical business initiatives and corporate strategy, including financial performance, environmental performance, risk management and oversight, and corporate succession planning. In addition, the board takes advantage of external expertise as needed on key strategic topics.

Strategic Planning and Oversight

In 2018, the board held a strategic planning and review session with all officers of the Company. This session was designed to review corporate strategy across all aspects of the Company's business and to provide the directors with the opportunity to engage the entire senior management team on issues of strategic importance. The board plans to continue holding these strategic planning and review sessions with all officers periodically.

Shareholder Engagement and Outreach

We are committed to accountability and transparency and believe that understanding and considering shareholder perspectives advances those priorities. Our investor relations efforts also help executive management and the board understand how investors view the Company's policies and practices, strategies and long-term direction, and help leadership assess and address emerging areas of interest to investors.

Officers engage shareholders in several ways, including:

- Discussions with a number of our institutional shareholders:
    - o Our Chief Financial Officer, Secretary and Treasurer joins other members of senior management to discuss with large shareholders our business strategy for a more sustainable future and related new initiatives, financial performance, board oversight, and, general corporate governance matters.
    - o Shareholder feedback from these discussions is shared with board members.
- Presentations at industry conferences and investor meetings.
- Meetings with analysts and investment firms.
- Annual advisory vote on "say on pay."
- Annual disclosure documents, including financial and environmental and sustainability reports.
- Opportunities to ask questions at the Annual Meeting of Shareholders, which are answered either at the meeting or in follow-up after the meeting.
- Review of Annual Meeting proxy voting results to understand voting and any shareholder comments.
- Responses to inquiries taken through the Company's investor site, board email, and in-house Shareholder Services staff.
- Six shareholder newsletters published annually and our investor site, which is updated regularly.

These efforts are in addition to the Company's regular and ongoing investor relations program.

Board Assessment and Evaluation

The board conducts an annual Board of Directors Assessment. The assessment includes an extensive survey that covers board structure, board meetings, board committees, key board responsibilities, and board management.

In addition, the board periodically evaluates the directors' expertise and experience. This evaluation serves as part of its review before nominating slates of directors for election and as part of its succession planning to consider and to choose new directors. This evaluation covers key professional skills, diversity, and breadth of community and other business experience and knowledge and includes financial expertise, business development, strategic planning, business operations, cybersecurity, sustainability, business processes and effectiveness, information technology, and community engagement.

Board Oversight of Environmental and Sustainability Performance

Our board has oversight of the Company's environmental and sustainability performance. This oversight includes review of environmental risks and mitigation as well as assessment of current and/or future environmental regulations. It also includes review of the Company's environmental and sustainability performance. Directors understand sustainability is integral to the Company's long-term success and share management's commitments in these areas, from long-term and strategic direction to day-to-day business practices throughout the organization.

The board takes seriously its responsibility to oversee environmental performance of the Company. Board members bring a variety of expertise to this responsibility, for example, oversight and administration related to environmental areas, education and training related to environmental matters, and experience holding managerial and/or public positions with environmental purview.

The board also draws on external expertise as appropriate for education on key topics relevant to its risk oversight responsibilities. For example, in summer 2018, the board tapped expertise on climate change science, scenarios, and projections from the University of Wisconsin's Nelson Institute Center for Climatic Research and the Wisconsin Initiative on Climate Change Impacts.

The board receives timely and relevant information on a regular basis related to the Company's environmental and sustainability initiatives. The following topics have been reviewed and discussed by the board in 2018:

- MGE's Energy 2030 framework and 2050 goals and related initiatives.
- Our annual Environmental and Sustainability Report.
- Our participation and disclosures in the Edison Electric Institute's (EEI) voluntary ESG/Sustainability reporting template.
- The current and emerging environmental risks and risk mitigation.
- New company initiatives and investments. In 2018, these initiatives and investments included our:
  - New Saratoga wind resource.
  - Purchase of a share of the Forward Energy Center wind farm.
  - Proposed large-scale solar generation investment.
  - Planned expansion of its Shared Solar program for customers.

Since announcing the Company's Energy 2030 framework in November 2015, MGE has developed projects that will increase the Company's owned renewable generation capacity by more than 500 percent.

Energy 2030 Framework

In November 2015, our regulated utility, MGE, introduced its Energy 2030 framework, which lays out our strategic direction for building customer and shareholder value. It includes defined clean energy goals and provides for a cost-effective, long-term business strategy for a more sustainable future.

Under Energy 2030, MGE is working with its customers to:

- Supply at least 30 percent of its delivered electricity from renewable sources by 2030.
- Reduce carbon dioxide emissions at least 40 percent from 2005 levels by 2030; the Company's longer-term goal is to reduce carbon emissions at least 80 percent from 2005 levels by 2050.

The Company has said if it can go further faster by working with its customers, it will.

To learn more about some of MGE's projects and programs under Energy 2030, visit www.mgeenergy.com/Energy2030.

MGE has a record of reducing air emissions significantly. From a 2005 baseline through 2017, MGE has:

- Decreased carbon dioxide emissions 23 percent.
- Decreased regulated air emission rates:
  - Sulfur dioxide: 96 percent
  - Nitrogen oxide: 60 percent
  - Particulate matter: 91 percent
  - Mercury: 93 percent

Energy 2030 continues the transition to greater sustainability already underway since 2005.

The Company has numerous initiatives to advance its Energy 2030 framework and its longer-term path to greater sustainability. These initiatives include:

- Building new renewable generation resources;
- Advancing the electrification of transportation;
- Increasing engagement around energy efficiency; and,
- Providing customers innovative products and services (e.g., a community-based Shared Solar program, a smart thermostat demand response program to reduce energy use, and a renewable energy program for large customers).

We are continuing down a path to achieve a more sustainable energy supply mix using the best, most cost-effective technologies to provide customer and shareholder value.

Carbon Dioxide Reductions

Reducing carbon emissions is a key component of our strategic business planning. MGE's carbon dioxide reduction target under Energy 2030 is consistent with the U.S. emissions targets for the 2030 timeframe established as part of the Paris Agreement on climate change. In addition, the Company has pledged to reduce carbon emissions at least 80 percent by 2050 and has said that if it can go further faster by working together with its customers, it will.

MGE's public commitment to reduce carbon emissions at least 80 percent by 2050 aligns with the goals of the U.S. Mid-Century Strategy for Deep Decarbonization (MCS). The MCS is the U.S. strategy for meeting the goals of the Paris Agreement on climate change to limit global temperature increases to 2 degrees. MGE's goals are consistent with the U.S. emissions targets and the 2-degree scenario.

In addition, MGE continues to explore and to understand the latest climate research. Late last year, the Intergovernmental Panel on Climate Change (IPCC) released an updated report that analyzed a 1.5-degree scenario as compared to a 2-degree scenario in the MCS. Both the IPCC report and the MCS rely on decarbonizing electric generation, using energy efficiently, and electrifying other energy uses, including transportation. These are the strategies MGE is pursuing and will continue to pursue to achieve deep decarbonization. Using these strategies, MGE will reduce carbon emissions as quickly as the state of evolving technology allows consistent with meeting our obligation to serve.

In addition, we have reviewed the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD), performed an analysis of its disclosures relative to the TCFD recommendations, and determined that our disclosures are substantially consistent with their guidance and recommendations.

As part of its ongoing assessment of corporate performance, the board of directors regularly reviews how well the Company is advancing its overall goals around carbon emission reductions as well as progress on its specific strategies for deep decarbonization.

Business Operations

In addition to its Energy 2030 framework, the Company is committed to reducing its environmental impacts across all areas of the organization. For example, in 2018, the Company:

- Earned the Green Masters designation for the fifth consecutive year from the Wisconsin Sustainable Business Council. The voluntary statewide benchmarking program evaluates participants in nine key areas related to sustainability. Only the top 20 percent of applying companies receive the Green Masters designation. MGE was the first utility to be awarded the distinction in 2014.
- Continued efforts to expand the scope of its renewed five-year contract with the Wisconsin Department of Natural Resources for its Green Tier certification. Our primary goal in the expanded contract is to cover all MGE operations under our Environmental Management System (EMS). An EMS is a continuous improvement process that evaluates, prioritizes, and manages environmental risks. MGE was the first electric utility to take part in the pilot program and remains the only electric utility, and one of only seven Wisconsin companies, to be certified at the highest level of Green Tier.
- Participated in the EEI ESG/Sustainability reporting template, which discloses data and information related to MGE's portfolio (generation and capacity), emissions, capital expenditures, and human and natural resources.

To learn more about the Company's environmental initiatives, please see our Environmental and Sustainability Report and EEI ESG/Sustainability reporting template at www.mgeenergy.com/environment. The EEI ESG/Sustainability reporting template includes data and information on the Company's portfolio (generation and capacity), emissions, capital expenditures, human resources, and natural resources. The Company's annual Environmental and Sustainability Report and its EEI ESG/Sustainability reporting template, combined with other disclosures by the Company, are substantially consistent with guidance and recommendations from the TCFD.

Risk Assessment and Oversight

Enterprise-wide risk assessment and oversight are fundamental responsibilities of our board. Directors are involved in the process of overseeing the primary risks we face in the conduct of our business. Trends in economic, business, and commodity market conditions and trends in legislative and regulatory initiatives are reviewed by the board as part of the Company's Enterprise Risk Management program.

The board receives on an ongoing basis information from management related to key business risks and mitigation strategies. These business risks include existing and emerging risks related to environmental performance and sustainability, information technology systems and cybersecurity, operational risks, financial risks, reliability risks, and regulatory risks.

On a biennial basis, our board and management engage in a comprehensive risk assessment and mitigation review, the last occurring in 2017. This broad-based exercise serves to complement ongoing and regular presentations and reports from Company officers and subject matter experts on risk and emerging risk identification, assessment, and mitigation strategies. Our comprehensive approach encourages all of our directors to initiate discussion at any time, either directly or through our Lead Independent Director, on any areas of concern, including risk identification and assessment, controls, management, and oversight. Our regulated utility, MGE, operates within a culture of sustainability and risk management, which is brought to the board. All officers of the Company take ownership in and are accountable for managing and mitigating corporate risk.

For more detailed information on risk factors, please see Item 1a of Part 1 of our Annual Report on Form 10-K for the year ended December 31, 2018.

Committees

Our board has four standing committees, the principal responsibilities of which are described below. The following table sets forth the membership of each committee and the number of meetings held during 2018:

Name	Audit Committee	Compensation Committee	Executive Committee	Corporate Governance Committee
Marcia M. Anderson	X			X
James G. Berbee	X			X
Mark D. Bugher	X	X	X	X
F. Curtis Hastings	X	X (2)		X
Jeffrey M. Keebler			X	
Regina M. Millner (1)	X	X	X	X (2)
James L. Possin	X (2)			X
Gary J. Wolter			X	
Number of Meetings	5	3	0	3

(1) Lead Independent Director
(2) Committee Chairperson

Corporate Governance Committee

The Corporate Governance Committee is responsible for taking a leadership role in shaping corporate governance of the Company and in officer and director succession planning. The committee reviews and makes recommendations to the board on an ongoing basis regarding corporate governance policies and practices for the Company. The committee also reviews and makes recommendations on board and committee organization, membership, function, and effectiveness.

Our board has adopted a Corporate Governance Committee Charter and Corporate Governance Guidelines, which are posted on our website at www.mgeenergy.com/governance. More information regarding our corporate governance practices can be found on our website.

The board has determined that no member of the Corporate Governance Committee has a material relationship with the Company and that every member of the committee is independent under the listing requirements of Nasdaq Stock Market, Inc., and the Company's Directors Independence Standards.

On January 19, 2018, our Corporate Governance Committee adopted a "Clawback Policy" on short-term incentive compensation, which is further described in the Executive Compensation - Compensation Discussion and Analysis section of this proxy statement.

The Corporate Governance Committee also reviews candidates for our board and makes nominations of appropriate candidates for election to the board. As stated in our Corporate Governance Guidelines, the candidate review criteria includes characteristics such as integrity, business experience, knowledge, and independence of judgment, as well as diversity in business backgrounds in order to bring different experiences and perspectives to the board. Diversity in personal background, race, gender, age, and nationality, for the board as a whole, may be taken into account in considering candidates. While screening candidates, the committee will examine potential conflicts of interest including interlocking directorships and substantial business, civic, and social relationships with other members of the board that could impair a prospective board member's ability to act independently.

Given the complexity of the industry in which we operate, the board also values experience. Under the Company's retirement guidelines for directors, directors who have served as the CEO or who have been retained as a salaried consultant shall resign from the board not later than the date and time of the Annual Meeting of Shareholders following their 70th birthday; and other directors are expected to retire not later than the date and time of the Annual Meeting of Shareholders following the date on which he or she attains the age of 75, unless requested to remain by the board.

The Corporate Governance Committee also considers qualified director candidates suggested by our shareholders. Shareholders can suggest candidates by writing to MGE Energy, Inc., Post Office Box 1231, Madison, Wisconsin 53701-1231, Attention: Corporate Secretary. Submissions should describe the candidate's background, experience, and ownership of our shares and otherwise address the factors considered by the committee as described in our Corporate Governance Guidelines posted on our website at www.mgeenergy.com/governance. The Corporate Governance Committee will apply the same standards in considering candidates recommended by shareholders as it applies to other candidates. In 2019, the director nominees are currently members of our board.

Audit Committee

Our board has an Audit Committee that oversees our relationship with our internal auditors and independent registered public accounting firm and discusses with them the scope and results of their audits, accounting practices, and the adequacy of our internal controls. The Audit Committee also reviews all "related party transactions" for potential conflict of interest situations. A related party transaction is a transaction between us and our directors, executive officers, or their immediate family members that are required to be disclosed pursuant to applicable SEC rules. See "Related Person Transactions" below. The committee has a written charter that is posted on our website at www.mgeenergy.com/governance.

The Audit Committee has established a policy to preapprove all audit and non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services, and other services. Preapproval is generally provided for up to one year. Any preapproval is detailed as to the particular service or category of services and is subject to a specific budget. Once preapproved, the services and preapproved amounts are monitored against actual charges incurred and modified if appropriate.

Our board has determined that no Audit Committee member has a material relationship with the Company and every member of the committee is otherwise independent under the listing requirements of the Nasdaq Stock Market, Inc., and the Company's Directors Independence Standards set forth in our Corporate Governance Guidelines. In addition, all Audit Committee members must meet the heightened standards for independence for Audit Committee members imposed by the SEC. Under those heightened standards, a director may not serve on the Audit Committee if the director (i) has received any consulting, advisory, or other compensatory fees from us (other than in his or her capacity as a director) or (ii) is affiliated with us or any of our subsidiaries. It has been determined that all members of the Audit Committee are considered "audit committee financial experts."

Compensation Committee

The function of the Compensation Committee is to review the salaries, fees, and other benefits of officers and directors and recommend compensation adjustments to the board. The board has determined that each of the members of the Compensation Committee has no material relationship with us and is otherwise independent under the listing requirements of Nasdaq Stock Market, Inc., and the Company's Directors Independence Standards.

In addition, all Compensation Committee members must meet additional independence standards. Under those standards, a director may not serve on the Compensation Committee if the director has received any consulting, advisory, or other compensatory fees from us (other than in his or her capacity as a director).

Compensation Committee members take into consideration performance on both short- and long-term corporate strategy, among other factors, when evaluating executive compensation. The Compensation Committee also considers performance goals that are critical to Company performance. These goals include earnings, system reliability, and customer satisfaction. In addition, the board also considers numerous qualitative performance measures that are critical to our business success, including financial strength, environmental performance, cost containment, business operations, safety and efficiency, and progress on corporate initiatives and projects.

The board has adopted a Compensation Committee Charter, which is posted on our website at www.mgeenergy.com/governance. See "Executive Compensation - Role of the Compensation Committee" for further information regarding the role of the Compensation Committee in our executive compensation programs.

Executive Committee

The Executive Committee acts in lieu of the full board and between meetings of the board. The Executive Committee has the powers of the board in the management of our business and affairs, except action with respect to dividends to shareholders, election of principal officers, or the filling of vacancies on the board or committees created by the board. Since our board meets ten times a year, there has not been a need for the Executive Committee to meet or take action.

Director Independence

Our board makes an annual assessment of the independence of our directors under the independence guidelines adopted by Nasdaq Stock Market, Inc. Those guidelines are generally aimed at determining whether a director has a relationship which, in the opinion of our board, would interfere with the exercise of independent judgment in carrying out their responsibilities as a director. The guidelines identify certain relationships that are considered to affect independence, such as a current or past employment relationship with us, the receipt by the director or one of his or her family members of compensation in excess of $120,000 from us for other than board or board committee service and commercial relationships exceeding specified dollar thresholds. These guidelines also are reflected in our Corporate Governance Guidelines, which are posted on our website at www.mgeenergy.com/governance and can be found under the caption "Governance."

Our board has determined that Directors Anderson, Berbee, Bugher, Dewey, Hastings, Millner, and Possin are independent under the Nasdaq Stock Market, Inc., definition of independence and the Company's Directors Independence Standards, which parallel the Nasdaq Stock Market, Inc., definition. In reaching that determination, the board considered certain relationships or arrangements that are described below. In each case, the amounts involved in the transactions between us and our subsidiaries, on the one hand, and the companies with which a director or an immediate family member is associated, on the other hand, fell below the amounts identified in our Corporate Governance Principles and Nasdaq Stock Market, Inc., requirements as being thresholds for concerns about their effect on director independence. Because we provide utility services through our subsidiary, MGE, and many of our directors live in the area served by MGE, many of our directors either directly receive, or are affiliated with entities that receive, utility services from MGE. Similarly, because we and our subsidiaries are active in the community and make substantial charitable contributions in the areas we serve, and many of our directors live in communities served by MGE and are active in those communities, many of our directors are affiliated with charities that receive contributions from us and our subsidiaries. In addition to those relationships and arrangements, our board also considered the following: Director Dewey is President of QTI Management Services, Inc., d/b/a The QTI Group, a human resources and staffing company from which we have procured temporary employment services and nonexecutive consulting services. Payments made by MGE to QTI Management Services, Inc., resulted in less than one quarter of 1 percent of QTI Management Services, Inc.'s gross annual revenue in 2018, 2017, and 2016, and were considered immaterial under Nasdaq Stock Market, Inc.'s independence guidelines. Our board did not, and does not, believe that such services have affected Director Dewey's independence in addressing matters before the board.

Director Stolper joined our Board of Directors in December 2008. Director Stolper's sister-in-law was a partner in the law firm of Stafford Rosenbaum LLP during 2016. Director Stolper's brother was a partner at Stafford Rosenbaum LLP until the end of 2015. Director Stolper's brother and sister-in-law were employees of the law firm during 2017 and 2018, but they do not have an interest in the fees and profits received by that firm, including any fees paid by the Company. That firm has provided a variety of legal services to the Company and its subsidiaries for more than 50 years, including 2018, and continues to provide those services. In 2018, we paid total fees of $629,000 to Stafford Rosenbaum LLP for a variety of legal services. In view of the past relationships, our Audit Committee reviewed these transactions and concluded, in view of the long-standing relationship between the Company and the law firm, the nature of the services, and the manner in which they are requested, the transactions were at least as favorable to the Company as would be obtainable from a third party. Director Stolper has not been, and is not involved in the selection of the Company's counsel and has not, and does not discuss the Company's legal services with his brother or sister-in-law. The existing relationship with the law firm was not part of the basis for Director Stolper's selection and election to the board. Director Stolper has not shared, and does not share, directly or indirectly in the fees received by Stafford Rosenbaum LLP from the Company.

Related Person Transactions

We have a written policy for the review, approval, or ratification of any transaction with the Company or its subsidiaries involving an amount in excess of $120,000 in which any director, executive officer, nominee for director, or any of their immediate family members had a material interest, as contemplated by Item 404(a) of the SEC's Regulation S-K. Under these policies and procedures, our Audit Committee reviews any transactions identified by our Director - Internal Audit based upon information gathered by our Director - Internal Audit. Based upon that review, the committee approves, ratifies, or rejects the identified transaction. Information gathered by our Director - Internal Audit includes:

- The related person's relationship to the Company and interest in the transaction.
- The material facts of the transaction, including size, time frame, and consideration.
- The manner in which the transaction was procured, including the process used, the persons involved, and the factors considered in entering into the particular transaction.
- The availability of other sources of comparable goods and services.

The purpose of the information is to enable our Audit Committee to perform its review and to consider whether the transaction is on terms that are at least as favorable to the Company as achievable from an unaffiliated third party or, in the case of unique or sole source procurements, whether the transaction is fair to the Company.

Anti-Pledging and Hedging Policies

On January 19, 2018, our board approved a "no pledging" policy that prohibits directors and executive officers from pledging their shares to secure indebtedness, including a prohibition against maintaining those shares in a brokerage margin account.

In 2012, our board approved a "no hedging" policy that prohibits directors and executive officers from engaging in any kind of hedging transaction that seeks to reduce or limit that person's economic risk associated with his or her ownership in shares of the Company's common stock.

Code of Ethics

Our Code of Ethics applies to our directors and all of our employees, including our executive officers. A copy of our Code of Ethics is posted on our website at www.mgeenergy.com/governance.

Nonemployee Director Compensation

Directors who are our employees receive no additional fee for service as a director or a committee member. In 2018, nonemployee directors received compensation as shown on the next page.

2018 Director Compensation

Name (a)	Fees Earned or Paid in Cash ($)(1)(2) (b)	Stock Awards ($)(3) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total ($) (h)
Marcia M. Anderson........................	$ 59,250	$31,311					$ 90,561
James G. Berbee..............................	$ 59,250	$31,311	-	-	-	-	$ 90,561
Mark D. Bugher...............................	$ 76,500	$37,291					$113,791
Londa J. Dewey...............................	$ 78,000	$37,291	-	-	-	-	$115,291
F. Curtis Hastings	$ 82,750	$37,291	-	-	-	-	$120,041
Regina M. Millner	$ 90,500	$37,291	-	-	-	-	$127,791
John R. Nevin (4)	$ 34,051	$37,291	-	-	-	-	$ 71,342
James L. Possin	$ 86,000	$37,291	-	-	-	-	$123,291
Thomas R. Stolper..........................	$ 73,500	$37,291	-	-	-	-	$110,791
Gary J. Wolter (5)...........................	$190,500	$37,291	-	-	-	-	$227,791

(1) Consists of the amounts described below under "Cash Compensation."
(2) Includes amounts paid for attending director educational activities.
(3) Units were awarded to each of our directors in January 2018 under our 2013 Director Incentive Plan. The Plan allows for the grant of units tied to changes in the Company's share price and any dividend payments made by the Company during the vesting period applicable to the awarded units. The awards vest annually as to one-third of the units, subject to accelerated vesting in the event of death, disability, retirement, or a change of control. At December 31, 2018, there were three awards outstanding for each director representing 1,703 units, except for Director Wolter who has one award representing 588 units, and Directors Anderson and Berbee who each has a single award representing 553 units. The amount shown represents the January 2018 grant date fair value of that award for all except for Directors Anderson and Berbee, whose grants were received, and whose value was determined, in March 2018. The awards will be settled in cash which, in the case of the awards granted in January or March 2018, will be paid during the first quarter of 2021. No shares of stock are issuable, or will be issued, in connection with the awards. The accounting treatment for these awards determines the presentation under applicable SEC disclosure rules.
(4) Director Nevin retired from the board in May 2018.
(5) Director Wolter received $112,500 for serving as non-executive Chairman of the Board through September 2018.

Cash Compensation

- Attendance Fees: Each nonemployee director received a fee of $1,500 for attendance at board meetings and a fee of $1,500 for attendance at meetings of committees of which that director is a member or to which that director was invited. Directors received $1,500 for each director educational activity they attended.
- Annual Retainer Fee: Each nonemployee director received an annual retainer fee of $45,000.
- Chairmanships: The committee chairperson of the Audit Committee was paid an additional $12,500, the Lead Independent Director (who is also the committee chairperson of the Corporate Governance Committee) was paid an additional $12,500, and the committee chairperson of the Compensation Committee was paid an additional $10,000. The Chairman of the Board, who was a non-executive, was paid an additional $112,500.

The board met ten times in 2018. Each member of the board attended more than 75 percent of the total number of meetings of the board and the committees on which he or she served.

Policy Regarding Annual Meeting Attendance

Our policy is to encourage our directors to attend the Annual Meeting of Shareholders. All of our directors were present at last year's annual meeting.

Audit Committee Report

Our Audit Committee consists of six directors who are independent as required by the NASDAQ listing standards and applicable SEC rules. Pursuant to the Audit Committee's Charter, the Audit Committee assists our board in fulfilling its oversight responsibilities relating to the integrity of financial reporting and accounting practices, the system of internal controls, the independence and performance of the internal and external audit processes, and the Company's process for monitoring compliance with laws and regulations. Management is responsible for the preparation of the Company's financial statements and for establishing and maintaining adequate internal financial controls.

Our independent registered public accounting firm for 2018, PricewaterhouseCoopers LLP, has been retained to audit those statements in accordance with professional auditing standards and is responsible for expressing opinions on the conformity of the Company's audited financial statements with generally accepted accounting principles and on the Company's internal control over financial reporting. The Audit Committee's responsibility is to monitor and oversee these processes. Their duties and responsibilities are set forth in more detail in the Audit Committee Charter adopted by the board. The Audit Committee Charter is available on our website at www.mgeenergy.com/corpgov.

PricewaterhouseCoopers LLP has served as the Company's independent auditor since 1993. As in prior years, the Audit Committee and management have engaged in a review in connection with the Audit Committee's consideration of whether to recommend that shareholders ratify the selection of PricewaterhouseCoopers LLP as the Company's independent auditor for 2019. In that review, the Audit Committee considered both the continued independence of PricewaterhouseCoopers LLP and whether retaining PricewaterhouseCoopers LLP is in the best interests of the Company and its shareholders. In addition to independence, other factors considered by the Audit Committee included:

- PricewaterhouseCoopers LLP's capability and expertise with utility businesses.
- PricewaterhouseCoopers LLP's understanding of our business, accounting policies and practices, and internal control over financial reporting.
- Avoidance of the costs and disruptions, including management time and distractions, associated with bringing onboard a new independent auditor.

Our Audit Committee has issued the following report:

In the course of fulfilling our responsibilities, we have:

- Discussed with the Company's internal auditors and independent registered public accounting firm, PricewaterhouseCoopers LLP, the overall scope, plans, and results of their respective audits, with and without the presence of management.
- Reviewed and discussed with management the audited financial statements for the year ended December 31, 2018.
- Discussed with the representatives of PricewaterhouseCoopers LLP all matters required to be discussed by Public Company Accounting Oversight Board Auditing Standard No. 16, "*Communications with Audit Committees*." This review included a discussion with management and the independent auditor; the Company's accounting policies, practices, and estimates; the auditor's evaluation of the quality of the Company's financial reporting; and significant risks the auditor identified.
- Received the written disclosures and the letter from PricewaterhouseCoopers LLP as required by applicable requirements of the Public Company Accounting Oversight Board regarding an independent accountant's communications with audit committees concerning independence.
- Discussed with PricewaterhouseCoopers LLP their independence from the Company and management.
- Considered whether the provision by PricewaterhouseCoopers LLP of non-audit services is compatible with maintaining their independence.

Based on the foregoing, we have recommended to the board that the audited financial statements referred to above be included in the Company's annual report on Form 10-K for the fiscal year ended December 31, 2018.

Marcia M. Anderson	F. Curtis Hastings
James G. Berbee	Regina M. Millner
Mark D. Bugher	James L. Possin (Chair)

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Summary

Our compensation program is designed to compensate our executives fairly based upon an assessment of compensation available in the marketplace where we compete for executive personnel and our desire to achieve a balance of short-term and long-term rewards for maintaining and improving Company performance and shareholder value. It is administered by our Compensation Committee, which is composed of independent directors. They are assisted by Willis Towers Watson, who the Compensation Committee has hired as an independent compensation consultant.

Our approach to establishing executive compensation is to periodically benchmark the ranges of executive compensation and then to set overall compensation within a competitive market range. Market-based salary ranges are examined for each position, and an executive's positioning within that range is determined by that individual's experience in their position as well as the committee's evaluation of that individual's performance during the year. Our overall executive compensation for 2018 included:

- Base salary;
- Short-term incentive compensation, based upon both objective measures (as shown on pages 28 and 29) and a subjective assessment of annual performance, which in both cases is designed to encourage and reward the accomplishment of goals intended to benefit the Company and its shareholders; and
- Long-term incentive compensation payable in cash based upon the performance of our stock over a five-year period that is intended to tie a portion of executive compensation more directly to the creation of long-term shareholder value.

Due to its structure, long-term incentive compensation is reported in this proxy statement according to applicable guidelines as stock-based incentives in the various compensation tables that follow; however, no stock is issuable or issued under the arrangement. We do not have a stock award plan and thus have not issued any stock awards, stock options, or restricted stock awards.

Our compensation program is designed to link a significant portion of the compensation of our named executive officers to defined performance standards that promote a balance of the drive for near-term earnings and returns with growth in long-term shareholder value.

We believe our compensation program has assisted us in achieving good performance for our customers, employees, and shareholders. During 2018, we exceeded performance goals related to electric reliability and customer satisfaction targets. In addition, earnings per share in 2018 exceeded our earnings per share target for 2018 by 19 percent (target shown on page 29). At the end of 2018, our relative total shareholder return outperformed both the Russell 2000 Index and Edison Electric Institute (EEI) Index of Investor-Owned Electric Utilities over the last five years as shown in the following graph.

Cumulative Five-Year Total Return Comparison

(assumes $1,000 invested on 12/31/2013 with dividends reinvested)



$1,756

Value of Investment at December 31

	2013	2014	2015	2016	2017	2018
MGE Energy, Inc.	$1,000	$1,219	$1,275	$1,835	$1,808	$1,756
Russell 2000	$1,000	$1,049	$1,003	$1,216	$1,394	$1,241
EEI Electrics.........................	$1,000	$1,289	$1,239	$1,455	$1,625	$1,685

Compensation Objective and Strategy

The principal goal of our compensation program has been to pay our employees, including all of our executive officers, at levels which are:

- Reflective of how well we are achieving our corporate mission as well as realizing both short-term and long-term corporate strategy;
- Consistent with our current financial condition, recent earnings, rates, total shareholder return, and the projected change in the Consumer Price Index;
- Reflective of each individual's performance, experience, and overall actual and potential contribution to our Company; and
- Competitive in the marketplace for similarly situated employees.

Our Compensation Committee strives to administer our compensation programs in a manner that is fair and consistent over time. Through our compensation design (and with the help of the committee's compensation consultant), the committee seeks to:

- Foster an organizational culture to encourage executives to make decisions that create shareholder value within the framework of our corporate objectives;
- Use a clear, simple-to-understand reward design to allow the Company to attract and retain competent management talent necessary to continue to improve the Company's long-term performance;
- Offer employees competitive pay with an additional opportunity to earn enhancements when Company and individual performance exceeds expectations; and
- Support our compensation program with appropriate performance management and communications efforts.

Our compensation program considers performance goals that are critical to our business success. These goals include specific objectives developed by our Compensation Committee with input from our management and Board of Directors. These goals include earnings, system reliability, and customer satisfaction. The committee and board also consider other corporate performance measures, such as bond ratings, cost containment, environmental performance, and management of day-to-day operations as well as individual performance measures.

In addition to its review of external competitive factors, the committee considers internal equity among colleagues in determining compensation levels. Toward this end, the committee also uses the projected increase in the Consumer Price Index as a guideline for the aggregate annual increase in pay for both executives and employees. This means that while the committee considers competitive pay data for specific positions, such data is not the sole factor considered in setting pay levels as the committee believes promoting internal equity helps to provide long-term stability among its senior management.

Our committee believes it is important to place a significant amount of an executive's total compensation at risk in the form of variable pay, including both short-term and long-term incentives, in order to better align the Company's pay packages with the interests of our shareholders and customers. Actual award levels are determined based on a variety of factors examined by the committee including Company performance, individual performance, and market data. In addition, the board considers progress on long-term corporate strategy and performance in setting incentives under this program.

An additional element of our compensation strategy is to promote a long-term commitment to the Company. As a consequence, while we believe compensation should have a strong performance link, we also believe the Company benefits from creating a team of tenured, seasoned professionals with significant industry experience. To encourage the long-term commitment we seek, the long-term incentive portion of our compensation structure offers awards that vary in value directly with increases and decreases in our stock price and dividends paid to shareholders. Awards under this long-term incentive plan generally vest over five years and all awards have "back-loaded" vesting, which means the majority of the value of the award vests in the later years. The purpose of this vesting mechanism, combined with the annual grant design, is to promote long-term retention and stability among the senior management team by creating significant potential forfeitures of value for employees who depart for other employment opportunities prior to the conclusion of the vesting period. The committee believes this approach will appropriately reward our executives while protecting the Company's long-term investment in its executives.

Our Compensation Committee does not believe that our policies and practices with respect to executive and nonexecutive compensation are likely to encourage risk taking outside our established policies, practices, and risk management programs.

Role of the Compensation Committee

Our Compensation Committee is composed of three directors – F. Curtis Hastings (Chair), Regina Millner, and Mark D. Bugher – all of whom have been determined by our board to be independent directors under Nasdaq Stock Market, Inc., governance requirements. The committee's function is described in its charter, which can be found in the Corporate Governance section of our website at www.mgeenergy.com/governance.

The Compensation Committee, in consultation with its compensation consultant and the other independent directors on our board, determines the amounts and elements of compensation for our executive officers and provides overall guidance for our executive compensation policies and programs. Our independent directors are responsible for the final approval of those recommendations, as they relate to the compensation of our CEO; and our board, including our CEO, is responsible for the final approval of those recommendations as they relate to the compensation of our executive officers other than our CEO.

Under its charter, our Compensation Committee is empowered to retain, compensate, and terminate compensation consultants and other advisors as considered necessary to the accomplishment of its work. Willis Towers Watson was hired as an independent compensation consultant in 2013 to assist the committee with a review and benchmarking of the Company's compensation programs and levels. Willis Towers Watson provided updates in 2014, 2016, 2017, and 2018. The consultant was hired directly by the committee, and the committee retains full autonomy to direct the consultant's activities. The consultant has no prior relationship with our CEO or any of our Company's senior management. The consultant was determined by the committee to be independent in connection with its original retention, and was redetermined to be independent during 2018, after considering the independence factors prescribed by Nasdaq Stock Market, Inc., in connection with the selection of compensation consultants.

In the process of assisting the committee, the compensation consultant may interact directly with our CEO, Company General Counsel, Chief Financial Officer, head of Human Resources, and their staffs to provide the committee with relevant compensation and performance data for our executives and the Company. In addition, the consultant may seek comment and feedback from specific members of our Company's management to the extent the consultant finds it necessary or desirable to do so.

To arrive at informed decisions, the committee collects and/or considers input from various sources and may invite certain senior executives or non-committee board members to attend committee meetings to discuss executive compensation and individual performance. Subject to the committee's direction, invitees provide additional insight, suggestions, or recommendations regarding compensation decisions. Deliberations generally occur with input from the compensation consultant, management, or other board members. Only independent board members may vote on compensation decisions for the CEO, which are always done without the CEO or any other members of management being present.

The committee also considers the results of the shareholder advisory vote on executive compensation. That vote, which last occurred at our annual meeting in 2018, expressed strong approval for our executive compensation programs. As a result, the committee has not changed its basic compensation policies. It previously revised our compensation programs to introduce more objectivity into our short-term incentive program as discussed in more detail below under "Pay Mix - Short-Term Incentives." Shareholders are being asked at this annual meeting to consider and vote on a shareholder advisory vote on executive compensation at our annual meeting.

Compensation/Benefits Structure

Our compensation and benefits structure involves the following:
- Pay Levels: Determination of the appropriate pay opportunity;
- Pay Mix: Determination of each element of compensation, its purpose and design, and its relationship to the overall pay program; and
- Pay for Performance: Determination of the performance measures and goals used in the pay programs.

Pay Levels

Pay levels for all employees, including our named executive officers, are determined based on a number of factors, including each individual's roles and responsibilities, the projected increase in the Consumer Price Index, the individual's experience and expertise and expected contribution, pay levels for peer positions within the Company, pay levels for similar job functions in the marketplace, and performance of our Company as a whole.

In 2013, the committee asked its compensation consultant to develop an approach and conduct studies to determine "competitive market" compensation. Working with the committee, the compensation consultant identified a peer group for the study, looking at general industry survey data, industry-specific survey data, and information available from published proxy statements. The objective was to identify companies representing the Company's broad labor market for talent while maintaining comparability, having sufficient size to avoid distortions from a single company, and ensuring sufficient and credible data are available. Willis Towers Watson provided updates regarding this peer group to the committee in 2014, 2016, 2017, and 2018.

The industry-specific and general industry survey data are based on companies in the Willis Towers Watson Executive Compensation Database and were not selected by the committee. The survey samples used for the named executive officers are controlled to reflect only organizations of comparable size to the Company in terms of revenues. The industry peer group companies selected by Willis Towers Watson from the database, as updated in 2018, are listed below. The changes in the composition of the peer group reflected mergers and acquisitions involving prior members of the group.

Companies Used for Compensation and Benchmark Purposes		
ALLETE, Inc.	Genie Energy Ltd.	Otter Tail Corporation
Atlantic Power Corporation	IdaCorp, Inc.	South Jersey Industries, Inc.
Black Hills Corporation (1)	Northwest Natural Gas Company	Star Group, LP
Chesapeake Utilities Corporation	Northwestern Corporation	Suburban Propane Partners LP
El Paso Electric Company	Ormat Technologies Inc.	Unitil Corporation

(1) Acquired SourceGas Holdings, LLC, in February 2016.

When reviewing competitive market data, the committee examines the range of market data but does not set a specific targeted percentile as part of its compensation philosophy. An executive's positioning against the competitive labor market is intended to reflect that executive's experience, marketability, and performance over a period of time. While we use benchmarking as described above in determining appropriate compensation ranges, the committee avoids making "automatic" adjustments based on an employee's positioning relative to the market. The committee believes this approach better utilizes competitive data to facilitate rather than drive the Company's pay decisions, which results in appropriate recognition of our top performers.

Depending on whether the Company and individual performance meets expectations, realized total compensation during any given year may be above or below the benchmark compensation levels. The amount and structure of compensation can also vary by executive due to negotiations and competitive pressures inherent in attracting and hiring experienced utility managerial talent in the utilities industry. To help attract and retain such talent, the committee also seeks to provide an appropriate level of employee benefits comparable to those in the utility industry and to publicly traded companies in the state of Wisconsin.

Pay Mix

Our compensation program consists of each of the following components:

- *Base Salaries*

  We pay base salaries to assure management with a level of fixed compensation at competitive levels to reflect their professional skills, responsibilities, and performance in order to attract and retain key executives. We adjust base salaries taking into consideration changes in the market, changes in responsibilities, and performance against job expectations. We also consider the nature of the position, responsibilities, skills and experience of the officer, and his or her past performance. The committee and board also consider expectations with respect to the economic and regulatory climate at the time of review.

- *Short-Term Incentives*

  Our executive officers, including the named executive officers, are partially compensated through annual short-term incentives or bonuses. The incentives are based on objective metric-specific targets, a subjective assessment of overall corporate performance, and a subjective assessment of individual performance. The program is structured to allow payments in excess of the target bonus amount in the event of performance exceeding the target levels, subject to an overall individual limit of 150 percent of the target. This element of compensation provides executive officers with the opportunity for annual cash bonuses tied directly to the achievement of the Company and individual performance goals. The committee and board encourage executive officers to achieve superior annual performance on key financial, strategic, and operational goals.

  The board recognizes that not every opportunity or threat that may present itself over the course of the year can be anticipated when the goals for the year are established. The board expects management to be attentive to finding opportunities and aggressive in addressing unanticipated problems. Consequently, in order to address these situations, the board does not tie all bonus compensation to a predetermined formula.

  The board also recognizes that making decisions takes judgment to balance the interests of various constituencies. Exclusively adopting formula incentives without some flexibility may discourage needed adjustments during the year and could have unanticipated consequences. The board recognizes that success in some areas is not quantifiable and requires the board to weigh the overall outcomes. The board encourages management to take a long-term focus and reserves the right to assess how well management exercises judgment in the running of the business.

  The components that make up the target bonus opportunity are shown below:

  ➢ 40 percent upon the achievement of objective targets.

    As described in more detail under "2018 Executive Compensation Determination - 2018 Short-Term Incentives," the objective targets consist of earnings per share, customer satisfaction, and service reliability. Our committee and board believe these matters are important goals and represent our twin objectives of achieving value for our shareholders and customers.

  ➢ 30 percent upon a subjective assessment of the degree of achievement of specified corporate goals.

    The specific corporate goals consist of accomplishments the board deems important. For example, in addition to reviewing earnings per share, customer satisfaction, and service reliability, the following measures are reviewed by the board in assessing management:

    ▪ Preserves top position for debt ratings relative to other combination investor-owned utilities from the rating agencies.
    ▪ Provides continued dividend growth.
    ▪ Maintains or improves culture of environmental stewardship.
      ○ Includes preparing the Environmental and Sustainability Report every year that is reviewed by board.
    ▪ Maintains or improves safety culture.
    ▪ Provides a culture that attracts and motivates a high-performing workforce.
      ○ Engages and supports employees through change.
    ▪ Implements important projects and meets project milestones.

- Maintains and enhances position as community energy company.
- Upholds compliance with regulatory requirements.
- Addresses legislative and regulatory matters.
- Implements cost-containment measures.
- Supports management of day-to-day operations.
- Handles unanticipated problems, threats, or crises.
- Seeks out and pursues unanticipated opportunities.
- Advances "Energy 2030" and 2050 goals.
- Manages capital.

As part of assessing the degree of achievement in this component, the Chair/CEO reviews information with the board of directors on how Company activities, initiatives, and programs have advanced all of the above goals over the year. His review includes information on how the Company has advanced overall corporate strategies.

> 30 percent upon a subjective assessment of the degree of achievement of specified individual goals.

The final component of short-term incentive compensation reflects individual performance. The individual performance goals are based on the goals of the division run by that officer and on personal improvement goals for that officer. Achievement of performance goals for executive officers other than the CEO is judged by the CEO in consultation with the committee and board. Among other things, these goals may include division safety goals, projects within the division, and appropriate metrics for the division. It is expected that individual performance goals will support the broader corporate goals and officers will be measured by their contributions to the broader team effort. The board does not expect the payout percentage against target to vary significantly between named executive officers because of the team approach encouraged by the board.

- *Long-Term Incentives*

We have a cash long-term incentive plan known as the Performance Unit Plan. Under the Performance Unit Plan, selected executives of the Company are eligible to receive performance units, representing the right to receive a cash payment upon settlement, subject to meeting specified back-end loaded vesting requirements. The awards allow participants who retire from the Company during the term of an award to receive full vesting credit with respect to any awarded units so long as the participant does not compete with the Company following retirement.

Our committee believes that combining the annual bonus awards and the performance unit awards provides appropriate short- and longer term incentives to perform while creating additional and necessary retention for our key executives. Also, using multiyear awards settled in cash helps protect our shareholders against equity-based dilution that would otherwise occur from typical stock-based, long-term awards, though such cash-settled awards are accounted for differently, and potentially less favorably to the Company, than stock-based awards. The committee currently believes the advantages gained from protecting against equity-based dilution outweigh these accounting considerations.

The annual grants under the Performance Unit Plan are reviewed and recommended by the committee and approved by our Company's independent directors. The grant date for these annual awards occurs on the meeting date at which the grants are approved or a designated date subsequent to the meeting. Payment under the awards generally occurs shortly after the end of the vesting period which has been approximately five years. Administration of the awards is managed by our internal Human Resources and Finance departments, and specific instructions related to timing of grants are given directly from the committee.

We do not currently grant any stock options or other form of stock-based equity to our executives. Accordingly, the current cash long-term incentive program is the Company's sole long-term compensation vehicle.

- *Other Benefits*

As Company employees, our named executive officers are eligible to participate in all of the broad-based, Company-sponsored benefits programs on the same basis as other full-time salaried employees. These include the Company's health and welfare benefits (e.g., medical/dental plans, disability plans, life insurance, etc.). Executives also participate in the Company's pension and 401(k) retirement plans.

The Company also offers certain executives, including the named executive officers except for C. A. Renlund, supplemental retirement benefits under individual income continuation agreements. As of December 1, 2018, the terms of J. Keebler's income continuation agreement were modified and the vesting provision was removed to align the terms of the agreement with Company objectives. Retirement benefits under the agreements supplement benefits from the qualified pension plan (Retirement Plan). The benefit formulas are outlined below in the Pension Benefits Table.

Executives hired after December 31, 2006, are not eligible to participate in the Retirement Plan, but do participate, like all employees hired after December 31, 2006, in a 401(k) retirement plan. C. A. Renlund was hired after December 31, 2006, and participates in that 401(k) plan. As a further inducement to that executive, we have entered into a defined contribution supplemental retirement agreement. See "Nonqualified Deferred Compensation Table" for a description of that agreement.

2018 Executive Compensation Determination

For 2018, these pay-mix components reflected the following decisions and determinations:

- *2018 Base Salaries*

  For 2018, the adjustment of named executive officer base salaries reflects a combination of annual adjustments and increased salaries due to promotions and the assumption of additional duties and responsibilities. When adjusting base salaries on an annual basis or in the event of organizational realignment, due to promotions or retirements, we take into consideration the external market, changes in responsibilities, and performance against job expectations. We also consider skills and experience of the named executive officer and his or her past performance. Additionally, expectations with respect to the economy and regulatory climate at the time of the review are considered.

- *2018 Short-Term Incentives*

  The size of the 2018 short-term incentive pool at the target level of named executive officer performance was $789,300, an increase of $65,550 from the amount of that pool for 2017. The increase reflects the increase in named executive officers' base salary. The pool size, as a percentage of base salary, did not change from 2017 to 2018. The actual aggregate payouts to the named executive officers for 2018 were $1,123,990, which was 142.403 percent of the incentive pool at the target level of performance and 94.936 percent of the incentive pool at the maximum level of performance.

  For 2018, the target bonus amount for our CEO was set at 50 percent and the remaining named executive officers was set at 35 to 40 percent of annualized base pay at December 31, 2018. Actual award may be above or below the target, with the maximum equal to 150 percent of the target. In assessing the short-term incentive payout for the CEO versus the targeted levels, we took into consideration the strong overall performance level of the Company in 2018, which is discussed below. The actual payout for the CEO was143.000 percent of the target amount and 95.333 percent of the maximum opportunity set for 2018.

  The three components that make up the target bonus opportunity–objective targets, subjective assessment of the achievement of specified corporate goals, and subjective assessment of the achievement of individual goals–are discussed on the following pages:

  - ➤ Metric-Specific Targets (40 percent at targeted level of performance)

    Consistent with the approach used in recent years, the committee, in consultation with Willis Towers Watson, developed objective targets for 2018 based on earnings per share, customer satisfaction ratings, and service reliability. Those targets are shown below. Actual payouts for the named executive officers reflected an assessment that performance exceeded the target level of performance, resulting in a payout equal to 55.000 percent of the overall incentive pool versus a targeted level of 40 percent.

Metric-Specific Targets - 40 Percent at Targeted Level of Performance

Goals	Percent of Overall Incentive Pool at Target Performance	Required Level of Performance(1)			Actual	Percent of Overall Incentive Pool at Actual Performance
		Threshold	Target	Maximum		
Earnings Per Share	20%	$1.85	$2.05	$2.26	**2.43**	30.000%
Customer Satisfaction Ratings:						
Overall satisfaction rating in annual customer survey for *residential customers*(2)..................	5%	4.10	4.40	4.70	**4.54**	6.167%
Overall satisfaction rating in annual customer survey for *commercial customers*(2)................	5%	4.10	4.40	4.70	**4.59**	6.583%
Service Reliability:						
Electric reliability (average of SAIFI and SAIDI reported in national survey based on 2017 results))(3)..............................	5%	Top-half	Top-quartile	Top-decile	**Top-decile**	7.500%
Gas system response time (average response time for Priority 1 calls))(4)	5%	18.5 minutes	16.5 minutes	14.5 minutes	**16.70 min**	4.750%
Total..	**40%**	-	-	-	-	**55.000%**

(1) Incentive paid at 50 percent of Target at the Threshold level, 100 percent at the Target level, and 150 percent of Target at the Maximum level.
(2) Scale of 1 to 5 with 1 being very dissatisfied and 5 being very satisfied. The survey was conducted during 2018 by an independent market research firm.
(3) SAIFI (System Average Interruption Frequency Index) is an industry recognized measure defined by the Institute of Electrical and Electronic Engineers (IEEE) as the number of outages a typical customer experiences in a year. SAIDI (System Average Interruption Duration Index) is an industry recognized measure defined by the IEEE as the length of time a typical customer experiences a loss of service annually. The survey results exclude major events such as major storm events.
(4) Based on simple average of monthly values.

➢ Other Corporate Goals (30 percent at targeted level of performance)

For 2018, the committee and board determined that management's performance on the measures discussed under "Pay Mix - Short-Term Incentives" above will be compensated at 43 percent versus the target level of 30 percent. All named executive officers are compensated at the same percentage of target for the Other Corporate Goals category because of the interrelated nature of these items amongst the officers. We believe this encourages a team approach. In considering the decision, our committee and board took into account the following management and Company achievements:

▪ Achieved a top position for debt credit ratings again in 2018.
▪ Raised its dividend rate for the 43rd consecutive year.
▪ Continued to benefit shareholders and customers with cost-containment efforts.
▪ Achieved highest certification level under statewide Green Masters sustainability program for the fifth year in a row.
▪ Ranked Number 1 out of about 80 utilities in key measures of electric reliability.
▪ Completed four gas extension projects.
▪ Successful debt issuances with favorable terms.
▪ Enhanced communications with customers and developed community partnerships.
▪ Implemented a new "Near Miss/Good Catch" safety initiative.
▪ Professional responses to restore service related to an emergency situation affecting a neighborhood in Madison.
▪ Obtained PSCW approval for an innovative Renewable Energy Rider to allow partnering with customers to meet their renewable goals.
▪ Received approval to construct the 66-megawatt ($112 million) Saratoga wind farm.
▪ Negotiated agreement to purchase Forward Energy Center in partnership with two other Wisconsin utilities.
▪ Initiated a five-year Enterprise Wide Technology Transformation Project.
▪ Finalized a Memorandum of Understanding with the City of Madison memorializing goals, framework, and priorities for working together.
▪ Partnered with the City of Madison to pursue two federal grants to provide all electric buses and new bus facility for electric buses.

- ➢ Individual Performance Goals (30 percent at targeted level of performance)

  When determining the CEO's individual performance percentage for 2018, we considered the Company's strong performance against the metrics-driven targets discussed above, such as record earnings and continued top-decile performance in electric reliability, as well as the subjective assessment of management's overall performance against other measures identified by the board. As a result, our CEO will be compensated at 45 percent versus the target level of 30 percent for his individual performance. Similar considerations were taken into account for the remaining named executive officers, including the strong financial performance of the Company and the degree of accomplishment of individual goals within their respective functions. The remaining named executive officers will be compensated between 43 and 45 percent for their individual performance.

- *2018 Long-Term Incentives*

  The performance unit awards granted in 2018 under the Performance Unit Plan carry a five-year vesting requirement (vesting 60 percent at the end of 2020 and an additional 20 percent at the end of 2021 and 2022) and are payable shortly following December 31, 2022. The awards will vary in value based on changes in the Company's stock price, to be aligned with shareholder's interests, and awards include a payment based on dividend payments. For 2018, our CEO was granted a performance unit award of 60 percent of base salary while the remaining named executive officers were granted performance unit awards at 35 to 40 percent of base salary.

The CEO's 2018 total direct compensation was below the midpoint of the benchmark from the Willis Towers Watson Executive Officer Total Compensation Review. In addition, the 2018 total direct compensation for all named executive officers as a group, including the CEO, was below the midpoint of the benchmark from the Willis Towers Watson Executive Officer Compensation Review.

Adoption of Clawback Policy

On January 19, 2018, MGE Energy's Board of Directors adopted a Policy on Recoupment of Incentive Compensation, or clawback policy, providing for the recovery of previously paid incentive compensation to the extent there has been a subsequent financial statement restatement or fraudulent activity or other intentional misconduct that resulted in a material violation of federal or state law or a material violation of the Company's Code of Ethics and the incentive compensation would have been lower had it been calculated based upon the factors above. The MGE Energy Compensation Committee is responsible for making all determinations with respect to the application or operation of the Policy. The Policy is being applied prospectively and will not apply to, or affect, any incentive compensation paid or payable in respect of fiscal years prior to January 1, 2018. Also, the Policy will not apply to cash payments in respect of performance units granted under the Performance Unit Plan.

Post-Termination Compensation

The Company recognizes that, as with any public company, it is possible that a change in control of the Company may take place in the future. The Company also recognizes the threat or occurrence of a change in control can result in significant distractions of key management personnel because of the uncertainties inherent in such a situation. The Company also believes that it is essential and in the best interests of its shareholders to retain the services of its key management personnel in the event of a threat or occurrence of a change in control and to ensure their continued dedication and efforts in such event. In keeping with this belief and its objective of retaining and motivating highly talented individuals to fill key positions, the Company has entered into severance agreements with all of the named executive officers.

The severance agreements guarantee the named executive officers specific payments and benefits upon termination of employment as a result of change in control of the Company or if the employee voluntarily terminates employment within a specified period following a change in control. Effective December 30, 2010, these agreements were amended to limit the payments under those agreements as well as to eliminate a provision that required the Company to "gross-up" the executive for any excise tax due as a result of the change in control payments. Additional details of the terms of the change in control agreements are provided below in the "Potential Payments on Employment Termination or Change in Control" section of this proxy statement.

Impact of Tax and Accounting on Compensation Decisions

As a general matter, the committee considers the various tax and accounting implications of compensation vehicles employed by the Company. As previously mentioned, cash-settled performance unit awards based on the Company's share price may carry accounting charges that differ from similar stock-based awards but have been selected by the committee as the best long-term compensation vehicle due to the committee's desire to minimize shareholder dilution.

Compensation Committee Report

The Compensation Committee of the Board of Directors of MGE Energy oversees the Company's compensation program on behalf of the board. In fulfilling its oversight responsibilities, the Compensation Committee reviewed and discussed with management the "Executive Compensation - Compensation Discussion and Analysis" set forth in this proxy statement.

In reliance on the review and discussions referred to above, the Compensation Committee recommended to the board that the "Executive Compensation - Compensation Discussion and Analysis" be included in this proxy statement, which is incorporated by reference in the Company's annual report on Form 10-K for the fiscal year ended December 31, 2018.

    Mark D. Bugher
    F. Curtis Hastings (Chair)
    Regina M. Millner

2018 Summary Compensation Table

Shown below, in the table format prescribed by the SEC, are the elements of compensation paid or earned by our CEO, our CFO, and our three most highly compensated executive officers (other than our CEO and CFO) during the past fiscal year. As described in the preceding "Executive Compensation - Compensation Discussion and Analysis," that compensation includes, among other things, base salary, shown in the "Salary" column; annual bonus awards (short-term incentives), shown in the "Bonus" column; and the cash-based performance unit awards (long-term incentives), shown in the "Stock Awards" column. Although awards under the Performance Unit Plan are ultimately paid in cash, and not stock, their ongoing value is derivative of movements in the price of our common stock, and so the awards are accounted for much like stock-based awards. As required by SEC rules, the amount shown in the "Stock Awards" column reflects the grant date fair value for the awards made in the indicated years to each of those officers under the Performance Unit Plan.

2018 Summary Compensation Table

Name and Principal Position (1) (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($)(2) (e)	Option Awards ($)(3) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($)(5) (i)	Total ($)(6) (j)
Jeffrey M. Keebler.................... Chairman, President and Chief Executive Officer	2018 2017 2016	520,837 440,256 263,055	411,125 338,686 127,898	285,032 285,018 89,690	- - -	- - -	276,026 (4) 486,545 173,712	8,586 8,436 8,228	1,501,606 1,558,941 662,583
Jeffrey C. Newman................... Executive Vice President, Chief Financial Officer, Secretary and Treasurer	2018 2017 2016	382,509 367,807 328,486	220,935 213,907 159,209	150,043 150,024 112,723	- - -	- - -	134,049 (4) 547,453 305,614	8,586 8,436 8,286	896,122 1,287,627 914,318
Lynn K. Hobbie........................ Executive Vice President - Marketing and Communications	2018 2017 2016	306,008 296,304 274,138	175,512 171,126 133,287	120,059 120,034 93,491	- - -	- - -	165,818 (4) 604,903 365,360	8,586 8,436 8,286	775,983 1,200,803 874,562
Craig A. Fenrick …………..... Executive Vice President - Energy Operations	2018 2017 2016	306,003 296,591 276,345	174,276 171,126 134,149	120,059 120,034 94,569	- - -	- - -	166,071 (4) 543,331 375,410	8,586 8,436 8,286	774,995 1,139,518 888,759
Cari Anne Renlund................. Vice President and General Counsel	2018 2017 2016	282,334 272,502 -	142,142 137,257 -	96,270 96,282 -	- - -	- - -	- (4) - -	34,894 33,592 -	555,640 539,633 -

(1) **Principal Position.** The table reflects the principal position held by the named executive officer as of December 31, 2018. Effective October 1, 2018, J. Keebler assumed the role of Chairman of the Board, in addition to President and CEO as part of a previously announced management succession plan. As of March 1, 2017, J. Newman took on an expanded role with oversight over Energy Planning and Energy Supply and Trading, and C. Fenrick took additional responsibility for NERC Compliance and Generation operations. C. A. Renlund became a named executive officer in 2017, after being hired as Vice President and General Counsel November 2, 2015.

(2) **Stock Awards.** The amounts in this column reflect the grant date fair value of the cash-based performance unit awards made to the named executive officers under our Performance Unit Plan. Under the Performance Unit Plan, an award was made to each named executive officer in 2016, 2017, and 2018. The Performance Unit Plan is described above under "Compensation/Benefits Structure - Pay Mix - Long-Term Incentives." The determination of the grant date fair value of the 2018 awards is described in the "2018 Grants of Plan-Based Awards Table." The vesting applicable to awards under the Performance Unit Plan is described in the "Outstanding Equity Awards at December 31, 2018," table. As noted, no shares of stock are issuable or issued in connection with these awards.

(3) **Option Awards.** We do not have any stock option plans.

(4) **Change in Pension Value and Nonqualified Deferred Compensation Earnings.** The amounts shown in these entries reflect the above-market earnings on nonqualified deferred compensation and the change in actuarial present values of their respective accumulated benefits under our Retirement Plan and income continuation agreements.

We are required to calculate the change in pension value by using the same discount rate assumption used for financial reporting purposes. The discount rate methodology calculates the interest and service cost components of each plans' expense in the future. This results in an effective discount rate for each named executive officer for the Pension Plan and income continuation agreement that is based on the participant-specific cash flows as applied to the December 31, 2018 Prudential Above Mean curve. In 2018, the discount rate by participant ranges from 4.25 percent to 4.54 percent for both the Pension Plan and income continuation agreements; in 2017, the similar range was 3.53 percent to 4.06 percent. The change in the present value of pension benefits was less than the prior year for multiple reasons, including an increase in discount rates. The change in pension values represents the present values of future retirement benefits and does not represent cash transactions made to the named executive officers during 2018 or in prior years. The change in the actuarial present value of accumulated pension benefits in 2018 are $271,783 for J. Keebler, $119,432 for J. Newman, $165,818 for L. Hobbie, and $166,071 for C. Fenrick. Above-market earnings on nonqualified deferred compensation in 2018 are $4,243 for J. Keebler, and $14,617 for J. Newman.

There is no amount for C. A. Renlund as she was hired subsequent to December 31, 2006, when the Retirement Plan was replaced by a 401(k) retirement plan for employees hired after that date. In addition, she has not elected to defer compensation that would result in above-market earnings shown in this column. She is covered under a separate nonqualified defined contribution retirement agreement reflected in the "All Other Compensation" column and described in the "2018 Nonqualified Deferred Compensation Table."

(5) **All Other Compensation.** Amounts shown for all other compensation for each named executive officer include Company contributions to a 401(k) defined contribution plan and a long-term disability premium reimbursement for low sick leave usage. 401(k) contribution amounts are $8,250 for J. Keebler, J. Newman, L. Hobbie, and C. Fenrick and $24,750 for C. A. Renlund. For C. A. Renlund, all other compensation includes an employer allocation of $9,808 as specified under a nonqualified defined contribution retirement agreement.

(6) **W-2 Compensation.** The calculation of the Total column as shown in the 2018 Summary Compensation Table above, includes items driven by accounting and actuarial assumptions, which, depending on external factors such as interest rates, can vary substantially from year to year. As a result, total compensation shown in the table for the named executive officers differs substantially from the compensation reported on their respective Internal Revenue Service Form W-2s for a particular year. As a supplement to the table above, the table below shows compensation reported for each named executive officer on their Internal Revenue Service Form W-2s for 2018, 2017, and 2016. These amounts are not a substitute for the amounts reported as total compensation in the 2018 Summary Compensation Table.

Compensation Reported on IRS Form W-2

Name	2018	2017	2016
Jeffrey M. Keebler..................	$870,645	$500,967	$357,004
Jeffrey C. Newman	$669,312	$633,375	$517,262
Lynn K. Hobbie	$562,502	$529,122	$464,266
Craig A. Fenrick	$563,026	$519,218	$457,816
Cari Anne Renlund	$399,184	$357,059	$250,685

2018 Grants of Plan-Based Awards Table

Name	Grant Date	Estimated Future Payouts Under Equity Incentive Plan Awards Target (#)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)
(a)	(b)	(g)	(k)	(l)
Jeffrey M. Keebler	02/16/2018	4,601	61.95	285,032
Jeffrey C. Newman	02/16/2018	2,422	61.95	150,043
Lynn K. Hobbie	02/16/2018	1,938	61.95	120,059
Craig A. Fenrick	02/16/2018	1,938	61.95	120,059
Cari Anne Renlund	02/16/2018	1,554	61.95	96,270

* *Identification letters in the above columns conform to the prescribed disclosure format. Columns without entries have been eliminated to improve readability of the table.*

We have a cash-based long-term incentive plan, known as the Performance Unit Plan, under which certain key executives of the Company are awarded performance units, whose value is tied to changes in the Company's share price and any dividend payments made by the Company during the vesting period applicable to the awarded units. Performance units are settled by the Company in cash. Because the value of the awards is derivative of the value of our common stock, the awards are accounted for much the same as stock-based awards. That accounting also determines the presentation under applicable SEC disclosure rules, including the tables presented above and below. No shares of stock are issuable or issued pursuant to the awards.

The 2018 awards under the Performance Unit Plan vest over a five-year period as follows: 60 percent at the end of 2020 and 20 percent at the end of 2021 and 2022. In the event of a bona fide retirement, not followed by work for a competitor, the executive will receive full vesting credit for each outstanding award. The awards vest 100 percent on the occurrence of a change in control. See "Potential Payments on Employment Termination or Change in Control" below.

For 2018, the Performance Unit Plan permitted the Company to make annual awards up to a maximum of 60 percent for the CEO and between 35 to 40 percent for each other named executive officer of each executive's base salary as determined on the date of the grant. Award values are based on the Company's current share price plus projected dividend payments to be received over the five-year term of the award. For each of the awards made in 2018, the targeted value in Column (l) can be determined by taking the number of performance units shown in Column (g) and multiplying by the base price shown in Column (k).

The base price shown in the table is based upon the Company's closing share price of $55.50 on the date of the grant, plus an annual dividend rate of $1.29 for the five-year term of the award.

Actual value of performance units upon settlement may increase or decrease from the targeted values shown in the table based upon changes in the Company's share price and any changes in the actual dividends declared over the five-year term of the awards.

Outstanding Equity Awards at December 31, 2018

Name (a)	Year	Stock Awards Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)(1) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)(2) (j)
Jeffrey M. Keebler	2015	234	15,610
	2016	632	42,161
	2017	4,020	268,174
	2018	4,601	306,933
Jeffrey C. Newman	2015	-	-
	2016	-	-
	2017	-	-
	2018		
Lynn K. Hobbie	2015	-	-
	2016	-	-
	2017	-	-
	2018		
Craig A. Fenrick	2015	-	-
	2016	-	-
	2017	-	-
	2018		
Cari Anne Renlund	2015	-	-
	2016	529	35,290
	2017	1,358	90,592
	2018	1,554	103,667

*   *Identification letters in the above columns conform to the prescribed disclosure format. Columns without entries have been eliminated to improve readability of the table.*

(1) This table reflects outstanding awards made under our Performance Unit Plan, which will ultimately be paid in cash. At December 31, 2018, each named executive officer had four awards currently outstanding under the Performance Unit Plan. Those awards vest as shown on next page:

	Vests 60%	Vests 80%	Vests 100%
2015 award.....................	December 31, 2017	December 31, 2018	December 31, 2019
2016 award.....................	December 31, 2018	December 31, 2019	December 31, 2020
2017 award……………	December 31, 2019	December 31, 2020	December 31, 2021
2018 award……………	December 31, 2020	December 31, 2021	December 31, 2022

The awards provide for continued vesting in the event of a bona fide retirement following ten or more years of service as an MGE officer. Based on age and years of service as an MGE officer, J. Newman, L. Hobbie, and C. Fenrick qualify for such continued vesting. Therefore, as of December 31, 2018, all outstanding performance unit awards for J. Newman, L. Hobbie, and C. Fenrick are deemed vested.

(2) The market value shown for the units composing each of the awards is based on the closing price of our common stock on December 31, 2018, plus the projected, undiscounted value of the dividends to be earned during the remaining term of the award based on the dividend rate per share as December 31, 2018.

2018 Option Exercises and Stock Vested

	Stock Awards	
Name (a)	Number of Shares Acquired on Vesting (#)(1) (d)	Value Realized on Vesting ($)(2) (e)
Jeffrey M. Keebler	1,431	95,449
Jeffrey C. Newman	2,422	161,572
Lynn K. Hobbie	1,938	129,284
Craig A. Fenrick..	1,938	129,284
Cari Anne Renlund	794	52,954

* *Identification letters in the above columns conform to the prescribed disclosure format. Columns without entries have been eliminated to improve readability of the table.*

(1) This table reflects awards under our Performance Unit Plan that vested during 2018, and ultimately are paid in cash upon the conclusion of a five-year performance period. See note (1) to the Outstanding Equity Awards at December 31, 2018, table for information regarding vesting, including accelerated vesting for retirement eligible employees.

(2) The amounts in this column reflect the dollars vested during 2018 under the Performance Unit Plan. The amounts were calculated by multiplying the number of units shown in Column (d) by the sum of the market price of our stock on the vesting date for those units, plus dividends at the rate in effect on the vesting date for the five-year period of the awards. See "Compensation/Benefits Structure - Pay Mix - Long-Term Incentives" for a description of our Performance Unit Plan.

(3) Awards under the Performance Unit Plan continue to vest in the event of a bona fide retirement after ten or more years of service as an MGE officer. Once an officer attains age 55, it is assumed that they will have a bona fide retirement.

2018 Pension Benefits Table

Name (a)	Plan Name (b)	Number of Years of Credited Service (#) (c)	Present Value of Accumulated Benefit ($) (d)	Payments During 2018 (e)
Jeffrey M. Keebler	Retirement Plan	24	650,418	-
	Income Continuation Agreement	24	895,884	-
Jeffrey C. Newman	Retirement Plan	30	1,221,474	-
	Income Continuation Agreement	30	1,565,403	-
Lynn K. Hobbie	Retirement Plan	30	1,531,866	-
	Income Continuation Agreement	30	1,727,057	-
Craig A. Fenrick	Retirement Plan	30	1,537,043	-
	Income Continuation Agreement	30	1,328,596	-
Cari Anne Renlund*	-	-	-	-
	-	-	-	-

*   *C. A. Renlund was hired subsequent to December 31, 2006, when the Retirement Plan was replaced by a 401(k) retirement plan for employees hired after that date.*

The Madison Gas and Electric Company Retirement Plan (Retirement Plan) is a funded, tax-qualified, noncontributory defined benefit pension plan closed to new entrants hired after December 31, 2006. Benefits are payable at retirement in the form of an annuity. Earnings, for purposes of calculation of benefits under the Retirement Plan, include salary and bonus, but exclude payments from awards made under the Performance Unit Plan and pay deferred under nonqualified deferred compensation agreements. The amount of annual earnings that may be considered in calculating benefits under the Retirement Plan is limited by law. For 2018, the annual limitation is $275,000. In 2019, it increased to $280,000.

Benefits under the Retirement Plan are calculated as an annuity based upon the employee's years of service to a maximum of 30 and the employee's highest average earnings for the 60 consecutive calendar month period during the 120 consecutive calendar month period preceding the employee's retirement multiplied by 1.4 percent for each year of service. Prior to 1986, the Retirement Plan was contributory, and the multiplier for pre-1986 Retirement Plan service is 1.7 percent. The employee's contributions grow annually based on the greater of 5 percent or 120 percent of the annual Mid-Term Applicable Federal Rate in effect for January of the plan year for which earnings are being credited. The Retirement Plan currently limits pensions paid under the Retirement Plan to an annual maximum in 2018 of $220,000 payable at age 65 in accordance with Internal Revenue Service requirements. Contributions to the Retirement Plan are made entirely by MGE and paid into a trust fund from which benefits of participants will be paid.

Eligibility for early retirement under the Retirement Plan is age 55 and five years of service. Benefits in the form of an annuity are available on a reduced basis at age 55 and an unreduced basis at age 65, or at age 62 with 15 years of service. Except for J. Keebler, each of the officers named in the Summary Compensation Table are eligible for early retirement under the Retirement Plan. C. A. Renlund is not a participant in the Retirement Plan.

Each named executive officer, except C. A. Renlund, has also entered into an income continuation agreement to supplement benefits from the Retirement Plan. The income continuation agreements are unfunded and benefits are paid from the Company's general assets. Benefits are payable upon the six-month anniversary of the employee's retirement in the form of a ten-year certain annuity. Earnings, for purposes of the income continuation agreements, include salary, bonus, and nonqualified deferred compensation, but exclude payments from awards made under the Performance Unit Plan.

Benefits under the income continuation agreement for J. Keebler range from 26 percent at age 47 to 65 percent at age 65 of the employee's highest average earnings for the 60 consecutive calendar month period during the 120 consecutive calendar month period preceding the employee's separation of service less the benefit from the Retirement Plan, if any. Benefits under the income continuation agreements for J. Newman and L. Hobbie range from 55 percent at age 55 to 70 percent at age 65 of the employee's highest average earnings for the 60 consecutive calendar month period during the 120 consecutive calendar month period preceding the employee's retirement less the benefit from the Retirement Plan. Benefits under the income continuation agreement for C. Fenrick

range from 50 percent at age 55 to 65 percent at age 65 of the employee's highest average earnings for the 60 consecutive calendar month period during the 120 consecutive calendar month period preceding the employee's retirement less the benefit from the Retirement Plan. In all agreements, the designated percentage is based on the employee's age at retirement. If J. Keebler were to separate from service prior to age 55, the designated percentage is based on his age at separation of service.

A grantor trust has been established through which the Company pays benefits. In the event of a potential change in control or an actual change in control, we are required to fund the trust with cash or marketable securities in an amount equal to 100 percent of the present value of the aggregate amounts required to pay beneficiaries under all income continuation and nonqualified deferred compensation agreements plus an amount to cover the expense of maintaining the trust.

Amounts shown in the Pension Benefits Table use a discount rate by participant which ranges from 4.25 percent to 4.54 percent for both the Pension Plan and income continuation agreements. For all named executive officers, benefits are calculated at earliest unreduced retirement age of 62 for the Retirement Plan and age 65 for the income continuation agreements. All benefits are calculated using MRP 2007 combined mortality tables with fully generational scale MMP-2018. No preretirement decrement is assumed. Benefits are payable in the form of a life annuity for the Retirement Plan and a ten-year certain annuity for the income continuation agreements. See Footnote 13.c. of Notes to Consolidated Financial Statements in our annual report on Form 10-K for the year ended December 31, 2018, for additional information regarding the assumptions used to determine benefit obligations.

2018 Nonqualified Deferred Compensation Table

Name (a)	Executive Contributions in 2018 ($)(1) (b)	Registrant Contributions in 2018 ($)(2) (c)	Aggregate Earnings in 2018 ($)(2) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance as of 12/31/18 ($)(3) (f)
Jeffrey M. Keebler................................. Deferred Compensation Plan	72,000	-	9,115	-	174,625
Jeffrey C. Newman................................. Deferred Compensation Plan	60,000	-	31,753	-	503,848
Lynn K. Hobbie.................................... Deferred Compensation Plan	-	-	-	-	.
Craig A. Fenrick................................... Deferred Compensation Plan	-	-	-	-	.
Cari Anne Renlund................................ Defined Contribution Supplemental Executive Retirement Plan	-	8,275	1,533	-	27,088

(1) Amounts in this column are included in the "Salary" column in the 2018 Summary Compensation Table.

(2) For J. Keebler and J. Newman, other than above-market earnings, amounts in this column are not included in the 2018 Summary Compensation Table. For C. A. Renlund, all earnings are included in the 2018 Summary Compensation Table, (see explanation of C. A. Renlund's participation in a defined contribution supplemental executive retirement plan in the narrative below).

(3) For J. Keebler and J. Newman, employee salary deferrals and above-market earnings for prior years have been previously reported in the Summary Compensation Table for those years. The aggregate balance for the prior year was $93,509 for J. Keebler, $412,094 for J. Newman, and $17,280 for C. A. Renlund.

Deferred Compensation Plan

For J. Keebler and J. Newman, the 2018 Nonqualified Deferred Compensation Table represents amounts deferred under individual deferred compensation agreements. Participants may defer up to 100 percent of monthly salary under their deferred compensation agreements. Deferred amounts are credited with earnings based on the semiannual rate of U.S. Treasury Bills having a 26-week maturity increased by one percentage compounded monthly, with a minimum annual rate of 7 percent, compounded monthly. The basis for the earnings credit is determined by the Company with approval from the Board of Directors and was last changed in 1991. The Company does not make contributions to participants' accounts under the deferred compensation agreements. Distributions are payable upon the six-month anniversary of the employee's termination of employment with the Company, reflecting an Internal Revenue Code provision that has generally applied since January 1, 2005, to deferred compensation arrangements. The form of distribution is based on employee election and paid in semiannual or annual installments up to 15 years or in a lump sum.

Defined Contribution Supplemental Executive Retirement Plan

For C. A. Renlund, the 2018 Nonqualified Deferred Compensation Table represents the value of her account based on her participation agreement in the defined contribution supplemental executive retirement plan. Under the terms of that plan, each executive enters into an individual participation agreement. The agreement specifies a contribution percentage based on targeted compensation that increases based on a compensation scale. The participant's notional account is credited with 6 percent interest until age 65. Benefits are paid to the participant in the form of a 20-year annuity at the later of age 60 or termination of employment. The Plan has a five-year vesting provision, except in the event of disability, death or a change in control.

Potential Payments on Employment Termination or Change in Control

Each of our named executive officers is a participant in the Madison Gas and Electric Company General Severance Plan (Severance Plan), which covers our salaried employees. In addition, MGE has entered into individual severance agreements (Severance Agreements) with each of our named executive officers that provide for payments in connection with the officer's termination of employment in the event of a change in control or for C. A. Renlund for a two-year period following G. Wolter's retirement date.

Employment Terminations Other Than in Connection With a Change in Control

For employment terminations other than in connection with a change in control, the named executive officers, like other salaried employees, are entitled to a payment equal to two weeks of compensation plus the employee's weekly compensation multiplied by the number of years of employment, not to exceed 24 years. There are no benefits payable under the Severance Plan if termination results from cause, permanent disability, death, early or normal retirement, or voluntary termination. Because those benefits are equally available to all salaried employees (including named executive officers) under those circumstances, they are not separately valued in this section. Benefits receivable under our retirement and deferred compensation arrangements are described above under "2018 Pension Benefits Table" and "2018 Nonqualified Deferred Compensation Table."

In addition, C. A. Renlund's severance agreement provides that, if within two years of G. Wolter's transition from CEO, which occurred on March 1, 2017, she experiences a separation initiated by MGE, or a significant diminution of duties, she is eligible for the severance payment equal to any unpaid salary or accrued vacation pay, two times the annual base salary plus two times the highest bonus paid or payable during any of the five years preceding a change in control, reduced to avoid triggering excise tax under 280G of the Internal Revenue Code.

Employment Terminations in Connection With a Change in Control

For employment terminations in connection with a change in control, our benefits arrangements provide enhancements, which are described in the remainder of this section. Benefits receivable under our Retirement Plan and employee deferred compensation agreements are not separately valued in this section as they are described above under "2018 Pension Benefits Table" and "2018 Nonqualified Deferred Compensation Table," and are not affected by a change in control. The nonqualified defined contribution plan described in the "2018 Nonqualified Deferred Compensation Table" for C. A. Renlund is affected by a change in control and is valued in the table below.

Under the new form of Severance Agreements, for all new executive officers named in 2012 or later, such as J. Keebler and C. A. Renlund, they are entitled to a severance payment following a "change in control" if, within 24 months after the change in control, the officer's employment is terminated by: (i) MGE, other than for cause, or (ii) the employee, for "good reason." The definition of "good reason" in this agreement is a material diminution in the employee's base compensation, authority, duties or responsibilities, authority or duties of the employee's supervisor, or a material diminution in the budget over which the employee retains authority. The employee must notify the Company within 90 days of the occurrence of the good reason condition and the Company must be provided at least 30 days to remedy the condition.

Currently, J. Newman, L. Hobbie, and C. Fenrick are entitled to a severance payment following a "change in control" if, within 24 months after the change in control, employment is terminated by: (i) MGE, other than for cause; (ii) the employee for "good reason"; or (iii) the employee for any reason during the 30-day period commencing one year after the date of the change in control. "Good reason" is defined to include a material reduction in the employee's position, duties, or responsibilities; any reduction in compensation or benefits; or failure to provide benefits comparable to peer employees and a required relocation of the employee from Dane County, Wisconsin. The employee's good faith determination of good reason is considered conclusive.

Under all agreements, the employee must remain with the Company voluntarily until an attempted change in control terminates or until 90 days following a change in control. The employee agrees to keep confidential trade secrets and other nonpublic information concerning MGE.

"Change in control" is defined to include:

- The acquisition by any person, subject to certain exceptions, of beneficial ownership of 20 percent or more of our common stock;
- A change in the majority of our Board of Directors;
- Certain mergers or similar transactions involving MGE's assets where, among other conditions, the current shareholders do not constitute at least 60 percent of the shareholders of the resulting or acquiring entity; or
- A liquidation or dissolution of MGE.

Severance payments to L. Hobbie, C. Fenrick, and J. Newman will be equal to any unpaid salary and accrued vacation pay, three times the employee's annual base salary plus three times the highest bonus paid during any of the five years immediately preceding a change in control, reduced to avoid triggering excise tax under Section 280G of the Internal Revenue Code. Severance payments to J. Keebler and C. A. Renlund will be equal to any unpaid salary and accrued vacation pay, two times the annual base salary plus two times the highest bonus paid during any of the five years preceding a change in control, reduced to avoid triggering excise tax under Section 280G of the Internal Revenue Code. The agreements with L. Hobbie, C. Fenrick, and J. Newman were entered into at earlier dates (in some cases, 1994) than the agreement with J. Keebler and C. A. Renlund. J. Keebler's and C. A. Renlund's agreements were entered into in connection with being named an officer of the Company in January 2012 and November 2015, respectively. Severance payments are payable upon the six-month anniversary of the date of separation.

Subject to Section 280G limitations referenced above, in addition to severance, MGE is obligated to pay any legal expenses incurred by the employee for disputes in which the employee prevails. Employees are not obligated to seek other employment or otherwise take action to mitigate the amounts payable by MGE. Over age 67, benefits are subject to reduction (eventually to zero); no benefits are payable beyond age 70 or if the employee dies.

The table below was prepared to illustrate the benefits payable under the Severance Agreements, Performance Unit Plan for J. Keebler and C. A. Renlund, and nonqualified defined contribution plan for C. A. Renlund as though a change in control occurred, and the named executive officers' employment was terminated, on December 31, 2018. However, no change in control of MGE has actually occurred, and no executive has received any of the severance indicated. If a change in control did occur in the future, the actual payments to the named executive officers would depend upon the circumstances in effect at the time, including relative salaries, bonuses, and ages.

Executive Benefits Upon Termination	Jeffrey M. Keebler	Jeffrey C. Newman	Lynn K. Hobbie	Craig A. Fenrick	Cari Anne Renlund (Change in Control)	Cari Anne Renlund (CEO Separation)(e)
Severance (a):						
Salary	$348,535	$828,461	$745,250	$710,158	$477,319	$477,319
Bonus	$275,117	$478,514	$427,441	$404,452	$240,308	$240,308
Pro Rata Bonus - Year of Termination (b)	$338,686	$213,907	$171,126	$171,126	$137,257	$137,257
Performance Unit Plan - Unvested (c)	$632,878	$0	$0	$0	$229,549	$0
Nonqualified Defined Contribution Plan (d)	$0	$0	$0	$0	$27,088	$0
Total	$1,595,216	$1,520,883	$1,343,817	$1,285,735	$1,111,521	$854,884

(a) Value reflects two or three times the amount of the executive's base salary plus the highest paid or payable bonus in the past five years, reduced to avoid triggering excise tax under Section 280G of the Internal Revenue Code.

(b) Executives are entitled to a pro rata bonus, depending on the time of the year in which the termination occurs, based upon the highest bonus paid or payable in the past three years.

(c) Unvested values of performance unit awards are shown only for executives who are under age 55 and have less than ten years of service as an MGE officer. As explained under the "Outstanding Equity Awards at December 31, 2018" table, awards under the Performance Unit Plan will continue to vest if the executive is age 55 with ten or more years of service at his or her bona fide retirement, which is assumed in the event of a change in control.

(d) Represents present value of accelerated vesting from 0 percent to 100 percent that would occur under C. A. Renlund's nonqualified defined contribution agreement if a change in control had occurred and her employment had been terminated.

(e) Represents value of severance if C. A. Renlund had separated from service as of December 31, 2018, subsequent to the CEO transition clause of her Key Employee Severance Agreement and been entitled to benefits under the Agreement. No such separation occurred, and no benefits were paid.

CEO Pay-Ratio Disclosure

Pursuant to a mandate of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Securities and Exchange Commission adopted a rule requiring annual disclosure of a median employee's annual total compensation compared to the annual total compensation of our CEO. That disclosure is set forth in the table below, together with two alternative presentations; one based upon removing the value associated with the change in pension value as MGE's median employee does not have a defined benefit pension benefit due to the employee's hire date and our CEO does, and another, based upon compensation reported on Forms W-2.

	Required Presentation	Alternate Presentation Without Defined Benefit Pension	Alternate W-2 Presentation
Median Employee Compensation	$110,811	$110,811	$91,930
CEO Compensation	$1,501,606	$1,225,580	$870,645
Ratio of CEO to Median Employee Compensation	13.6:1	11.1:1	9.5:1

According to published accounts, the pay-ratio rule is designed to allow shareholders to better understand and assess a particular registrant's compensation practices and pay-ratio disclosures. We believe the alternative methods we have presented provide investors with a more useful basis on which to understand our compensation practices. Thus, we have included both the presentation prescribed by the rule as well as these two alternate methods.

The required presentation is calculated based upon total compensation, as defined for the purposes of the 2018 Summary Compensation Table. This calculation includes changes in pension value, which reflect changes in the present value of future retirement benefits, and may not allow investors to assess MGE's compensation practices over time. As such, MGE has included two alternative methods. The first method includes all elements in the Summary Compensation Table, excluding the change in pension value figure as MGE's median employee does not have the defined benefit pension, and we wanted to provide what we believe is a better comparison of annual compensation. The second method simply uses actual earnings for the median employee and the CEO as shown on their individual Form W-2 statements. Because this method uses actual earnings, it reflects compensation paid to the median employee compared to compensation paid to the CEO and, we believe, is a more useful measure in assessing our compensation practices.

Inclusion of the change in pension value may not allow investors to evaluate properly MGE's compensation practices over time for several reasons:

- The change in pension value does not affect current compensation to any participant, including the CEO;
- The change in pension value calculation is impacted by variables that apply to all participants, namely interest rate changes, but is also impacted by individual changes reflective of a specific employee's circumstances, such as length of service, age, etc. These individual circumstances could vary from a median employee in one year, to a potentially different median employee the next year; and
- We adjusted our retirement programs in 2007. All employees hired before January 1, 2007, are enrolled in our defined benefit retirement plan. All employees hired on or after January 1, 2007, participate in our defined contribution 401(k) plan. Inclusion of the change in pension value, which only applies to those employees hired prior to January 1, 2007, may distort the ratio from one year to the next if the median employee and his or her related retirement plan participation changes.

To determine the median employee, a listing of W-2 compensation was prepared of all employees as of December 31, 2018. Employees on leave of absence were excluded from the list and wages and salaries were annualized for those employees that were not employed for the full year of 2018. The median amount was selected from this list. The median employee identified as a result of that methodology is not enrolled in the Company's defined benefit retirement plan. Additionally, although the rule allows a company to use the same median employee for up to three years if there have been no changes the registrant reasonable believes would significantly affect its pay-ratio disclosure, our median employee from the last year's pay-ratio disclosure had a significant promotion in 2018 so a new median employee was determined using the same methodology as last year (see above).

<center>**OTHER INFORMATION**</center>

Expenses of Solicitation

We will bear the cost of soliciting proxies for the annual meeting. Proxies will be solicited by mail and may be solicited personally by our directors, officers, or employees who will not receive special compensation for such services. We have retained Morrow Sodali LLC, 470 West Avenue, Stamford, Connecticut 06902, to solicit proxies at a fee of $7,000 plus expenses.

Shareholder Proposals for 2020 Annual Meeting

Shareholder proposals intended to be presented at the 2020 Annual Meeting of Shareholders must be received in writing at our principal executive offices (133 South Blair Street, Post Office Box 1231, Madison, Wisconsin 53701-1231, Attention: Secretary) prior to November 29, 2019, in order to be considered for inclusion in our proxy statement and proxy related to that meeting. Any proposal submitted must be in compliance with Rule 14a-8 of Regulation 14A of the SEC.

Our bylaws set forth additional requirements and procedures regarding the submission by shareholders of matters for consideration at the 2020 Annual Meeting of Shareholders, including a requirement that those proposals be given to the Secretary not later than the close of business on the 75th day and not earlier than the close of business on the 100th day prior to the first anniversary of the preceding year's annual meeting. Accordingly, a shareholder proposal intended to be considered at the 2020 Annual Meeting of Shareholders must be received by the Secretary at the address set forth above after the close of business on February 10, 2020, and on or prior to the close of business on March 6, 2020.

Contacting Our Directors

A shareholder who desires to contact members of our Board of Directors may do so by sending an email to directors@mgeenergy.com or by writing to Board of Directors, MGE Energy, Inc., Post Office Box 1231, Madison, Wisconsin 53701-1231. The correspondence should identify the shareholder; his, her, or its address; and shareholdings. That correspondence is received by our Corporate Secretary's office. Our Corporate Secretary's office will forward matters within the board's purview to them. Ordinary business matters, such as issues relating to customer service, employment, or commercial transactions, will be directed to the appropriate areas within our Company for handling. Comments or concerns regarding financial reporting, legal compliance, or other ethical issues should be directed to EthicsPoint at www.ethicspoint.com or phone 1-866-384-4277. EthicsPoint is a third party we have selected for receiving and handling such communications from shareholders as well as our employees. Communications to EthicsPoint may be sent anonymously. EthicsPoint will forward those communications directly to the Chairman of our Audit Committee.

References to Websites

We have included several website references in this document as an aid to finding additional information about specific subjects. By doing so, we do not mean to incorporate, and are not incorporating, those websites or their content into this document.

Dated: March 25, 2019

MGE Energy ANNUAL MEETING

Attend our Annual Meeting to learn more about how we are advancing a more sustainable energy future.





ANNUAL MEETING

▌ May 14, 2019

▌ 11 a.m.

▌ Madison Marriott West
1313 John Q. Hammons Dr.
Middleton, Wis.

▌ Your name tag is your
admittance ticket to the
Annual Meeting. Please
bring it and a photo ID
if you plan to attend
the meeting.

ATTENDING the Annual Meeting

If you plan to attend the 2019 Annual Meeting of Shareholders, please make your reservation. See page 3 of this Proxy Statement for additional information.

The meeting begins promptly at 11 a.m. in the conference center of the Madison Marriott West. Displays will be staffed beginning at 9 a.m.

More information will follow your reservation. We look forward to seeing you.

Of INTEREST to Shareholders

MGE Energy and Madison Gas and Electric host a family of websites to deliver information to customers and shareholders. Investors are encouraged to explore our online resources for additional, detailed information about our programs, products, services and initiatives as we build your community energy company for the future.

mgeenergy.com

Company and investor news, information and financial reports. Registered shareholders also may visit our website to access Computershare, MGE Energy's stock transfer agent and Direct Stock Purchase and Dividend Reinvestment Plan administrator.

mge.com

Our regulated utility's primary site for customer services; account access, paperless billing and bill payment; safety and outage information; and other news, information, programs and services from MGE as their gas and electric services provider.

energy2030together.com

Launched in September 2016, a source for Energy 2030 news, energy-saving tips and information related to advancing MGE's framework for a more sustainable energy future. The site includes locally based videos and features articles around saving energy, MGE's new programs, products and services, and initiatives for working together to reach shared energy goals.

madisoneconomicdevelopment.com

A resource for businesses and others looking to expand or relocate in our service territory. The site offers useful information about the area and the ways in which MGE, as a community energy company, can help in creating a healthy and vibrant local economy through our services, expertise and our partnerships throughout the community.

SHAREHOLDER RESOURCES AT MGEENERGY.COM

▌ Environmental and Sustainability Report

▌ EEI ESG/Sustainability Reporting Template

▌ SEC Reports

▌ News releases, newsletters and articles

▌ Financial presentations

▌ Annual Reports

▌ Shareholder account access



P.O. Box 1231
Madison, WI 53701-1231

Building a community energy
company for the future

Learn more at **mgeenergy.com**

mGe ENERGY®

MGE ENERGY, INC.
133 SOUTH BLAIR STREET
P.O. BOX 1231
MADISON, WI 53701-1231

  **SCAN TO**
VIEW MATERIALS & VOTE ▷

VOTE BY INTERNET - www.proxyvote.com/MGEE or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date, in the case of Plan voting instructions, or the day before the meeting date, in all other cases. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, go to www.mgeenergy.com/paperless and log into your online shareholder account.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date, in the case of Plan voting instructions, or the day before the meeting date, in all other cases. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

RSVP FOR THE MEETING
Complete and mail separately the enclosed postage paid card or make your reservation on-line at www.proxyvote.com/MGEE. Look for the "Register for Meeting" link.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

E59867-P17488   KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

MGE ENERGY, INC.

The Board of Directors recommends a vote "FOR" proposals 1, 2 and 3.

	For All	Withhold All	For All Except	
	☐	☐	☐	To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

1. Election of Directors

    To be elected for terms expiring in 2022.

    01) Mark D. Bugher
    02) F. Curtis Hastings
    03) James L. Possin

	For	Against	Abstain
2. Ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year 2019.	☐	☐	☐
3. Advisory Vote: Approval of the compensation of the named executive officers as disclosed in the proxy statement under the heading "Executive Compensation".	☐	☐	☐

PLAN PARTICIPANT VOTING INSTRUCTION: I instruct Vanguard Fiduciary Trust Company, as Trustee of the Madison Gas and Electric Company 401(k) Retirement Accumulation Plans ("Plan"), to vote all shares of stock that I hold within the Plan at the annual meeting, and at all adjournments thereof. This instruction revokes any previous instructions given.

NOTE: Please sign as name(s) appear(s) hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Signature [PLEASE SIGN WITHIN BOX] Date	Signature (Joint Owners) Date



Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice, Proxy Statement and Annual Report are available at www.proxyvote.com/MGEE.

- -

E59868-P17488

MGE ENERGY, INC.
Annual Meeting of Shareholders
May 14, 2019 11:00 AM
Marriott Madison West, 1313 John Q. Hammons Drive, Middleton, Wisconsin
This proxy is solicited by the Board of Directors

The undersigned hereby appoints James G. Berbee and Jeffrey C. Newman, and each of them, with power to act without the other and with power of substitution, as proxies and attorneys-in-fact and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of MGE ENERGY, INC. Common Stock which the undersigned is entitled to vote and, in their discretion, to vote upon such other business as may properly come before the Annual Meeting of Shareholders of the Company to be held May 14, 2019, and any adjournment or postponement thereof, with all powers which the undersigned would possess if present at the meeting.

THIS PROXY CARD, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE BUT THE CARD IS SIGNED, THIS PROXY CARD WILL BE VOTED FOR THE ELECTION OF ALL NOMINEES UNDER PROPOSAL 1, FOR PROPOSALS 2 AND 3, AND IN THE DISCRETION OF THE PROXIES WITH RESPECT TO SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.

PLAN PARTICIPANT VOTING INSTRUCTION: I instruct Vanguard Fiduciary Trust Company, as Trustee of the Madison Gas and Electric Company 401(k) Retirement Accumulation Plans ("Plan"), to vote all shares of stock that I hold within the Plan at the annual meeting, and at all adjournments thereof. This instruction revokes any previous instructions given.

(Continued and to be signed on reverse side)

VOTING INSTRUCTIONS

X

E61566-P16203

THIS VOTING INSTRUCTION FORM IS VALID ONLY WHEN SIGNED AND DATED. PLEASE USE BLUE OR BLACK INK AND RETURN ONLY THE BOTTOM PORTION.

Please check this box if you plan to attend the Meeting and vote these shares in person.   ☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

The Board recommends you vote FOR the following director nominee(s): 1 through 3

	For All	Withhold All	For All Except
1. Election of Directors To be elected for terms expiring in 2022. 01) Mark D. Bugher 02) F. Curtis Hastings 03) James L. Possin	☐	☐	☐

The Board recommends you vote FOR the following proposal(s): 2 and 3

	For	Against	Abstain
2. Ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year 2019.	☐	☐	☐
3. Advisory Vote: Approval of the compensation of the named executive officers as disclosed in the proxy statement under the heading "Executive Compensation".	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Signature [PLEASE SIGN WITHIN BOX]	Date

V1.6   02-11-19